Exhibit 15.2:

FINANCIAL STATEMENTS  OF REMOTE DYNAMICS, INC. AND SUBSIDIARY AS OF AND
FOR THE YEAR ENDED AUGUST 31, 2006 AS PREVIOUSLY FILED WITH THE SEC ON JANUARY 16, 2007

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

	August 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$303	$503
Accounts receivable, net of allowance for doubtful accounts
of $77 and $197, respectively	586	2,695
Inventories, net of reserve for obsolescense of $112 and $313, respectively	360	791
Deferred product costs - current portion	1,121	950
Lease receivables and other current assets, net	299	632
Total current assets	2,669	5,571

Property and equipment, net of accumulated depreciation
and amortization of $2,548 and $1,565 respectively	2,237	3,743
Deferred product costs - non-current portion	1,044	1,007
Goodwill	2,395	10,120
License right, net	95	580
Other intangibles, net	-	271
Deferred financing fees, net	2,353	-
Lease receivables and other assets, net	365	414
Total assets	$11,158	$21,706

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$1,090	$1,557
Deferred product revenues - current portion	2,033	2,038
Series A convertible notes payable (net of discount of $2,395)	1,438	-
Note payable - HFS	2,000	-
Note payable - SDS	-	1,750
Accrued expenses and other current liabilities	1,793	2,083
Total current liabilities	8,354	7,428

Deferred product revenues - non-current portion	1,786	2,112
Capital leases, less current portion	211	423
Note payable - HFS	-	2,000
Series A convertible notes payable - non-current (net of discount of $1,917)	-	-
Other non-current liabilities	325	300
Total liabilities	10,676	12,263

Commitments and contingencies

Redeemable Preferred Stock - Series A (8% cumulative, $1,000 stated value,
2,000,000 shares authorized, 5,000 shares issued and outstanding at
August 31, 2005	-	3,542
Redeemable Preferred Stock - Series B (8% cumulative, $10,000 stated value,
2,000,000 shares authorized, 600 shares issued and outstanding at
August 31, 2006 (redeemable in liquidation at an aggregate of $7,400,000)	4,850	-

Stockholders' equity (deficit):
Common stock, $0.01 par value, 230,000,000 shares authorized, 10,463,385 shares issued and 9,533,437 outstanding at August 31, 2006;
50,000,0000 shares authorized, 8,255,785 shares issued and 7,325,937 outstanding
at August 31, 2005	105	83
Treasury stock, 929,948 shares, at cost	(1,860)	(1,860)
Additional paid-in capital	34,821	24,250
Accumulated deficit	(37,434)	(16,572)
Total stockholders' equity (deficit)	(4,368)	5,901
Total liabilities and stockholders' equity (deficit)	$11,158	$21,706

See accompanying notes to consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended August 31,
	2006	2005
Revenues
Service	$3,133	$12,914
Ratable product	2,584	2,538
Product	189	920
Total revenues	5,906	16,372

Cost of revenues
Service	2,896	5,968
Ratable product	1,320	1,362
Product	265	868
Total cost of revenues	4,481	8,198

Gross profit	1,425	8,174

Expenses:

General and administrative	3,763	4,863
Customer service	869	1,521
Sales and marketing	1,858	3,186
Engineering	811	1,319
Depreciation and amortization	1,982	2,700
Impairment loss on license right	237	201
Goodwill impairment	7,725	9,604
Legal settlement	250	-
Total expenses	17,495	23,394

Operating loss	(16,070)	(15,220)

Interest income	110	253
Interest expense	(2,524)	(390)
Other (expense) income	329	(284)
Loss before reorganization items and income taxes	(18,155)	(15,641)

Reorganization items:
Restructuring expenses and losses	-	(22)
Net loss before income taxes	(18,155)	(15,663)

Income tax benefit	-	-

Net loss	(18,155)	(15,663)

Preferred stock dividend	(500)	(368)
Loss on redemption of preferred stock	(2,643)	-
Repricing of warrants	(69)	-
Net loss attributable to common stockholders	$(21,367)	$(16,031)

Net loss per common share - basic and diluted	$(2.55)	$(2.47)

Weighted average number of common shares outstanding:
Basic and diluted	8,378	6,498

See accompanying notes to consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share information)

			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated
	Shares	Amount	Capital	Shares	Amount	Deficit	Total
Stockholders' equity at August 31, 2004	7,450,000	$75	$21,825	929,948	$(1,860)	$(541)	$19,499
Issuance of common stock under plan
of reorganization	393,568	4	1,307				1,311
Issuance of warrants in connection with
Series A preferred stock offering			1,037				1,037
Issuance of Series A preferred stock dividends						(368)	(368)
Repricing of warrants			85				85
Exercise of warrants	337,317	3	(3)				-
Issuance of restricted stock	75,000	1	(1)				-
Change in deferred stock compensation			-				-
Net loss						(15,663)	(15,663)
Stockholders' equity at August 31, 2005	8,255,885	83	24,250	929,948	(1,860)	(16,572)	5,901

Issuance of warrants in connection with
Series B preferred stock offering			975				975
Issuance of warrants in connection with
debt offering			4,846				4,846
Beneficial conversion feature of convertible notes			2,421				2,421
Exchange of note payable to SDS for warrants			1,750				1,750
Exercise of warrants	1,125,000	11	326				337
Issuance of common stock to placement agent for debt offering	1,262,500	13	278				291
Issuance of restricted stock	40,000		-				-
Forfeiture of restricted stock	(220,000)	(2)	3				1
Vesting of restricted stock			68				68
Series B preferred stock dividends						(500)	(500)
Loss on redemption of preferred stock			(96)			(2,207)	(2,303)
Net loss						(18,155)	(18,155)
Stockholders' deficit at August 31, 2006	10,463,385	$105	$34,821	929,948	$(1,860)	$(37,434)	$(4,368)

See accompanying notes to consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (1 of 2)
(in thousands)

	Year ended August 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(18,155)	$(15,663)
Adjustments to reconcile net loss to cash used in
operating activities:
Depreciation and amortization of property and equipment	1,462	1,460
Amortization of license right and other intangibles	519	1,240
Amortization of deferred financing fees	784	-
Amortization of debt discount	1,438	-
Amortization of deferred service revenues	(19)	21
Impairment loss on license right	237	201
Goodwill impairment	7,725	9,604
Legal settlement	250	-
Provision for bad debts	130	188
Loss on assets retired or sold	184	206
Vesting of restricted stock	69	-
Non-cash expense on repricing of warrants	-	85
Gain on sale of patents	(500)	-
Changes in operating assets and liabilities:
Decrease in restricted cash	-	439
Decrease (increase) in accounts receivable	1,979	(29)
Decrease (increase) in inventories	431	(117)
Decrease (increase) in deferred product costs	(208)	108
Decrease in lease receivables and other assets	401	1,401
Decrease in accounts payable	(467)	(610)
Decrease in deferred product revenues	(331)	(1,398)
Decrease (increase) in accrued expenses and other liabilities	(478)	914
Net cash used in operating activities before reorganization items	(4,549)	(1,950)

Decrease in restructuring accruals	-	(3,072)
Net cash used in operating activities	(4,549)	(5,022)

Cash flows from investing activities:
Additions to property and equipment	(57)	(962)
Proceeds from sale of assets	212	-
Proceeds from sale of patents	500	-
Net cash provided by (used in) investing activities	655	(962)

Cash flows from financing activities:
Proceeds from issuance of note payable	-	1,750
Proceeds from sale of Series A preferred stock
and warrants, net of offering costs	-	4,651
Proceeds from sale of Series B preferred stock
and warrants, net of offering costs	443	-
Interest paid on bridge note	36	-
Proceeds from issuance of debt offering and warrants,
net of offering costs	4,004	-
Proceeds from exercise of warrants	337	-
Dividends paid on preferred stock	-	(368)
Payments on capital leases and other notes payable	(1,126)	(858)
Net cash provided by financing activities	3,694	5,175

Decrease in cash and cash equivalents	(200)	(809)
Cash and cash equivalents, beginning of year	503	1,312

Cash and cash equivalents, end of year	$303	$503

See accompanying notes to consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (2 of 2)
(in thousands)

	Year ended August 31,
	2006	2005
Supplemental cash flow information:
Interest paid	$286	$288

Non-cash investing and financing activities:
Discharge of debt and exchange of common stock
under the plan of reorganization	$-	$1,311
Purchases of assets through capital leases and other notes payables	$295	$571
Exchange of bridge note into warrants	$1,750	$-
Financing of Series A original issued discount	$750	$-
Issuance of common stock to placement agent for debt offering	$291	$-
Beneficial conversion feature of convertible notes	$2,421	$-
Issuance of warrants in connection with debt offering	$3,329	$-
Issuance of warrants in connection with debt offering recorded as
deferred financing fees	$1,517	$-
Preferred stock dividends accrued	$500	$-
Issuance of warrants in connection with Series B preferred stock offering	$975	$-

See accompanying notes to consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                   BUSINESS OVERVIEW, REORGANIZATION AND GOING CONCERN

Business Overview

Remote Dynamics, Inc., a Delaware Corporation (“we” or the “Company”) was originally incorporated on February 3, 1994.  We market, sell and support automatic vehicle location (“AVL”) and mobile resource management solutions targeting companies that operate private vehicle fleets. The REDIview™ family of solutions is ideal for metro, short-haul fleets within diverse industry vertical markets such as field services, distribution, courier, limousine, electrical/plumbing, waste management, and government.  Our core technology, telematics, combines wireless communications, GPS location technology, geospatial solutions and vehicle data integration with an easy-to-use web-accessible application that aids in the optimization of remote business solutions.  Our state of the art fleet management solution contributes to higher customer revenues and improved operator efficiency by improving the productivity of mobile workers through real-time position reports, route-traveled information, and exception based reporting designed to highlight mobile workforce inefficiencies. This in-depth reporting enables our customers to correct those inefficiencies and deliver significant savings to the bottom line.

Historically, much of our revenues have been derived from products sold to the long-haul trucking industry, and to member companies of SBC Communications, Inc. (“SBC”).  Revenues from these legacy customers have ceased as of December 31, 2005.  SBC selected an alternative vendor to supply its next generation AVL product, and, as of December 31, 2005, had deactivated all of its subscriber units.  For us to sustain ongoing business operations and ultimately achieve profitability, we must substantially increase our sales and penetration into the marketplace with next generation products and services.

On June 21, 2001, we acquired an exclusive, royalty-free, 99-year license to market, sell and operate Minorplanet System PLC’s VMI technology in the United States, Canada and Mexico.  VMI is designed to maximize the productivity of a mobile workforce as well as reduce vehicle mileage and fuel related expenses.  The VMI technology consists of: (i) a data control unit (“DCU”) that continually monitors and records a vehicle’s position, speed and distance traveled; (ii) a command and control center (“CCC”) which receives and stores in a database information downloaded from the DCU’s; and (iii) software used for communication, messaging and detailed reporting.  VMI uses satellite-based Global Positioning System (“GPS”) location technology to acquire a vehicle location on a minute-by-minute basis, and a global system for mobile communications (“GSM”) based cellular network to transmit data between the DCU’s and the CCC. GSM is a digital technology developed in Europe and has been adapted for North America.  GSM is the most widely used digital standard in the world.  The VMI application is targeted to small and medium sized fleets based in major metropolitan areas.

VMI provides minute-by-minute visibility into the activities of a mobile workforce via an extensive reporting system that provides real-time and exception-based reporting.  Real-time reports provide information regarding a vehicle’s location, idling, stop time, speed and distance traveled.  With real-time reporting, the customer can determine when an employee starts or finishes work, job site arrival times and site visit locations.  In addition, exception reports allow the customer to set various parameters within which vehicles must operate, and the system will report exceptions including speeding, extended stops, unscheduled stops, route deviations, visits to barred locations and excessive idling.

We commercially launched our current product offering, REDIview, during January of 2005.  REDIview is an Internet and service bureau-based software application that provides an extensive array of real-time and accurate mapping, trip replay, and vehicle activity reports.  REDIview includes a series of exception-based reports designed to highlight inefficiencies in the operations of a vehicle fleet.  Utilizing GPRS technology and our proven, high-capacity network service center, customers may access their information securely through the Internet from any personal computer or certain other devices.

REDIview incorporates technologies that allow for fast and effective integration into legacy applications operated by companies with vehicle fleets and mobile workers.  This design allows companies to easily extend their existing supply chain management systems to the mobile workforce for transaction processing and customer fulfillment.  REDIview was also designed to be hardware and network agnostic to provide the maximum flexibility in designing solutions that best fit the customer’s specific needs.

Our new REDIview product line forms the basis of our business plan for fiscal year 2007 and beyond and will be the foundation for expected growth in revenues and ultimately profitability for us.  In addition, the REDIview product line allows us to move to a recurring revenue model for all of its current product offerings, an important and necessary change to our revenue model to achieve overall sustained revenue growth and cash flow positive operations. In implementing our new business plan, we are completing a significant cost and operational-based restructuring, rightsizing the workforce at all levels, including the senior management level.  We are focusing our efforts on enhancing the existing REDIview product line.  As a result, in addition to significantly reducing projected operational costs, we have significantly reduced our projected sales targets and associated cash flows from our previous business plan which included multiple product offerings sold through both a direct sales force and third-party distributors.

Voluntary Bankruptcy Filing and Reorganization

In February, 2004, we and two of our wholly-owned subsidiaries, Caren (292) Limited and Minorplanet Systems USA Limited, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, in order to facilitate the restructuring of our debt, trade liabilities, and other obligations. During the bankruptcy, we remained in possession of our assets and operated as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable court orders.

In June, 2004, the Bankruptcy Court entered an order confirming our Third Amended Joint Plan of Reorganization, as modified. The Bankruptcy Court set our enterprise value at $25,300,000 for purposes of distributions of new common stock under the plan of reorganization. We set the effective date of the plan of reorganization as July 2, 2004. Caren (292) Limited and Minorplanet Systems USA Limited, as a matter of law, were merged with and into Remote Dynamics, Inc., ceasing to exist as separate entities as of July 2, 2004. The plan of reorganization was substantially consummated on July 8, 2004. On August 25, 2005, the Bankruptcy Court signed the final decree and closed our bankruptcy case. In connection with our Chapter 11 reorganization, we applied “Fresh Start Accounting” which resulted in approximately $19.7 million of excess reorganizational value which we recorded as goodwill. Goodwill was subsequently determined to be impaired; thus, goodwill was written off by approximately $9.6 million during the fiscal year ended August 31, 2005 and an additional $7.7 million during fiscal year ended August 31, 2006 to its estimated fair value. At August 31, 2006, the remaining carrying value of our goodwill was $2.4 million.

In July 2004, we changed our name to “Remote Dynamics, Inc.” in connection with our exit from bankruptcy.

Going Concern

Historically, much of our revenues have been derived from products and services sold to the long-haul trucking industry, small to medium-sized companies through our Vehicle Management Information™ (“VMI”) product line, and to SBC.  Revenues from the long-haul trucking industry and SBC have ceased as of December 31, 2005. SBC selected an alternative vendor to supply its next generation AVL product, and, as of December 31, 2005, had deactivated all of its subscriber units.  For us to sustain ongoing business operations and ultimately achieve profitability, we must substantially increase our sales and penetration into the marketplace with competitive products and services.  We believe that the potential market opportunity for automatic vehicle location products in the United States, such as our GPRS-based REDIview product, is significant and that we will be well positioned with our telematics product lines and proven operations support to take advantage of the significant market potential.

At August 31, 2006 we have a significant working capital deficit, have incurred significant recurring losses and have used significant cash in operations and currently do not expect to achieve profitability during the 2007 fiscal year.  Key to achieving profitability is to obtain a REDIview customer base that provides monthly recurring revenues and corresponding gross margins that exceed operating costs and expenses to support the REDIview customer base.  Based on our latest revised pricing structure and cost-based reduction in workforce, we currently estimate that to achieve profitability, we will need to have approximately $600,000 in monthly revenues.  However, there can be no assurances that we will achieve our REDIview sales targets and failure to do so may have a material adverse effect upon our business, financial condition and results of operations.

Critical success factors in our plans to achieve positive cash flow from operations include:

•
Ability to increase sales of the REDIview product line to lessen the amount of capital resources necessary to fund our operations until such time that revenues from the REDIview product line are sufficient to fund ongoing operations.

•	Ability to further reduce our operating costs in accordance with our latest revised business plan.

•	Ability to complete development of additional features and functionality for the REDIview product line.

•	Significant market acceptance of our product offerings from new customers, including our REDIview product line, in the United States.

•
Maintaining and expanding our direct sales channel. New salespersons will require training and time to become productive. In addition, there is significant competition for qualified sales personnel, and we must continue to offer attractive compensation plans and opportunities to attract qualified salespersons.

•	Expansion into new markets not currently served by us.

•	Increasing sales production from existing channel partners.

•	Obtaining new channel partners to distribute our product lines.

•	Maintenance and expansion of indirect distribution channels for our REDIview product line.

•	The securing and maintenance of adequate third party leasing sources for customers who purchase our products.

There can be no assurances that any of these success factors will be realized or maintained.

We currently believe that with the expected proceeds from our November 2006 private placement described in Note 14, and assuming the achievement of our revised REDIview sales targets and expected operating cost reductions, we have sufficient capital to fund our ongoing operations through the remainder of our 2007 fiscal year.  The sufficiency of our cash resources depends to a certain extent on general economic, financial, competitive or other factors beyond our control. Moreover, despite actions to reduce costs and improve profitability, our operating losses and net operating cash outflows will continue through at least June 2007. As a result, we may not be able to achieve the revenue and gross margin objectives necessary to achieve positive cash flow or profitability without obtaining additional debt or equity financing. We do not currently have any arrangements for additional financing and we may not be able to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. Further, our ability to secure certain types of additional financings is restricted under the terms of our existing financing arrangements.  There can be no assurance that we will be able to consummate a transaction for additional capital prior to substantially depleting our available cash reserves, and our failure to do so may force us to file for bankruptcy protection and/or cease operations.

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our consolidated financial statements include our accounts and those of our wholly owned subsidiary.  Intercompany balances and transactions have been eliminated in consolidation.

Estimates Inherent in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when earned in accordance with the applicable accounting literature including:  EITF No. 00-21, “Revenue Arrangements With Multiple Deliverables”, Statement of Position 97-2, “Software Revenue Recognition”, and Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.  Revenue is recognized when the following criteria are met:  there is persuasive evidence that an arrangement exists, delivery has occurred and all obligations under such arrangement have been fulfilled, the price is fixed and determinable and collectibility is reasonably assured.

Initial sale proceeds received under multiple-element sales arrangements that require us to deliver products and services over a period of time and which are not determined by us to meet certain criteria are deferred.  All REDIview and VMI sales proceeds related to delivered products are deferred and recognized over the contract life that typically ranges from one to five years.   Product sales proceeds recognized under this method are portrayed in the accompanying Consolidated Statement of Operations as “Ratable product revenues.” The related deferred revenue is classified as a current and long term liability on the Consolidated Balance Sheets under the captions “Deferred product revenues – current portion” and “Deferred product revenues non-current portion.”  If the customer relationship is terminated prior to the end of the customer contract term, such deferred sales proceeds are recognized as revenue in the period of termination.  Under sales arrangements, which initially meet the earnings criteria described above, revenues are recognized upon shipment of the products or upon customer acceptance of the delivered products if terms of the sales arrangement give the customer the right of acceptance.

Service revenue generally commences upon product installation and customer acceptance and is billed and recognized during the period such services are provided.

We provide lease financing to certain customers of our REDIview and VMI products.  Leases under these arrangements are classified as sales-type leases or operating leases.  These leases typically have terms of one to five years, and all sales type leases are discounted at interest rates ranging from 14% to 18% depending on the customer’s credit risk.  The net present value of the lease payments for sales-type leases is recognized as product revenue and deferred under our revenue recognition policy described above.  Income from operating leases is recognized ratably over the term of the leases.

  Shipping and Handling Fees and Costs

We record amounts billed to customers for shipping and handling and related costs incurred for shipping and handling as components of “Product revenues” and “Cost of product revenues” respectively.

  Deferred Product Costs

We defer certain product costs (generally consisting of the direct cost of product sold and installation costs) for our sales contracts determined to require deferral accounting.  The deferred costs are classified as a current and long term asset on the balance sheet under the captions “Deferred product costs – current portion” and “Deferred product costs non-current portion”.  Such costs are recognized over the longer of the term of the service contract or the estimated life of the customer relationship and are portrayed in the accompanying Consolidated Statements of Operations as “Ratable product costs.”  Such terms range from one to five years.  If the customer relationship is terminated prior to the end of the estimated customer relationship period, such costs are recognized in the period of termination.

  Financial Instruments

We consider all liquid interest-bearing investments with a maturity of ninety days or less at the date of purchase to be cash equivalents.  Short-term investments mature between ninety days and one year from the purchase date.

The carrying amount of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximates fair value because of their short-term maturity.

  Allowance for Doubtful Accounts

We use estimates in determining the allowance for doubtful accounts based on historic collection experience, current trends and a percentage of the accounts receivable aging categories. In determining these percentages we review historical write-offs, including comparisons of write-offs to provisions for doubtful accounts and as a percentage of revenues and monitor collections amounts and statistics.

	August 31,
	2006	2005
Beginning balance	$197	$162
Additions	85	165
Deductions	(206)	(130)
Ending balance	$76	$197

Business and Credit Concentrations

We continuously monitor collections and payments from our customers and maintain a provision for estimated accounts receivable that may eventually become uncollectible based upon historical experience and specific customer information.  There is no guarantee that we will continue to experience the same credit loss history in future periods.  If a significant change in the liquidity or financial condition of a large customer or group of customers were to occur, it could have a material adverse affect on the collectibility of our accounts receivable and future operating results.

Revenues from sales of our REDIview products and services accounted for approximately 50% and 3% of our total revenues during the fiscal years ended August 31, 2006 and 2005, respectfully.

  SBC accounted for approximately 15% and 61%, respectively, of total revenues during the same periods.  The SBC contract expired effective December 31, 2005.  During the fiscal years ended August 31, 2006 and 2005, SBC and Geologic Solutions, Inc. (“Geologic”) combined accounted for approximately 15% and 73%, respectively, of total revenues.  Geologic terminated its contract with us effective August 31, 2005.  Revenues from sales of our VMI products and services accounted for approximately 35% and 23% of our total revenues during the fiscal years ended August 31, 2006 and 2005, respectfully.

  Inventories

Inventories consist primarily of component parts and finished products that are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.  The Company records a write-down for excess and obsolete inventory based on usage history and specific identification criteria.  There is a risk we will forecast demand for our products and market conditions incorrectly and maintain excess inventories.  Therefore, there can be no assurance that we will not maintain excess inventory and incur inventory lower or cost or market charges in the future.

  Property and Equipment

Property and equipment, prior to fresh start accounting adjustments, were stated at cost and depreciated on a straight-line basis over the estimated useful lives of the various classes of assets, which generally ranged from two to seven years.  After fresh start accounting adjustments, the new fair value of property and equipment is being depreciated on a straight-line basis over the estimated applicable remaining useful lives which generally ranged from one to five years.  Property and equipment obtained post-bankruptcy is stated at cost less accumulated depreciation and is depreciated on a straight-line basis over the estimated useful lives of the assets, generally one to five years.  Maintenance and repairs costs are expensed as incurred.

  Research and Development Costs

We expense research and development costs as incurred.  During the fiscal years ended August 31, 2006 and 2005, we expensed approximately $410,000 and $529,000, respectively, in research and development costs associated with new product development.  All research and development costs are reflected in “Engineering expenses” in the Consolidated Statements of Operations.

  Capitalized Software Costs

    In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and Statement of Financial Accounting Standards No. 86 (“FAS 86”), software development costs that meet certain capitalization requirements are capitalized.  Such costs consist of software development costs for products to be sold or leased, as well as the cost of software acquired for internal use.  Additions to capitalized software during the fiscal years ended August 31, 2006 and 2005 were approximately $52,000 and $545,000, respectively.  Amortization expense on capitalized software during the fiscal years ended August 31, 2006 and 2005 was $374,000 and $310,000, respectively.

  Valuation of Long-Lived Assets

We evaluate the recoverability of our long-lived assets under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ SFAS 144”).  SFAS 144 requires us to review for impairment of our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable and exceeds its fair value.  Impairment evaluations involve our estimates of asset useful lives and future cash flows.  When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the undiscounted expected future cash flows are less than the carrying amount of the asset and the carrying amount of the asset exceeds its fair value, an impairment loss is recognized.  We utilize an expected present value technique, in which multiple cash flow scenarios that reflect the range of possible outcomes and a risk-free rate are used, to estimate fair value of the asset.

We assess the impairment in value to our long-lived assets whenever events or circumstances indicate that the carrying value may not be recoverable.  Significant factors, which would trigger an impairment review, include the following:

•	significant negative industry trends,
•	significant changes in technology,
•	significant underutilization of the asset, and
•	significant changes in how the asset is used or is planned to be used.

VMI License Right

In June of 2001, we received a 99-year exclusive license right to market, sell and operate Minorplanet Systems PLC’s (“PLC”) VMI technology in the United States, Canada and Mexico.  On June 14, 2004, the Bankruptcy Court approved a Compromise and Settlement Agreement (the “Agreement”) by and among us and Minorplanet Limited and PLC regarding the license agreement for the VMI technology, which allowed us to use, market and sell the VMI technology until December 31, 2004.  On January 6, 2005, we entered into an Addendum to Compromise and Settlement Agreement (the “Addendum”) with PLC which granted us the right to continue to market and sell the VMI product line to our existing VMI customers.  Although we have ceased actively marketing and selling the VMI product, the Addendum allows us to fulfill VMI product orders from existing VMI customers.

We account for the VMI license right in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which requires us to review for impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable and exceeds its fair value.  Thus, we used an expected present value technique, in which multiple cash flow scenarios that reflect the range of possible outcomes and a risk-free rate, to estimate the fair value of the VMI license right at August 31, 2006.  Accordingly, we recorded an impairment loss of $0.2 million during the year ended August 31, 2006 to reflect the fair value of the VMI license right based on our revised sales and cash flow forecasts.  At August 31, 2006, the carrying value of the license right was approximately $0.1 million. The new fair value of the VMI license right at August 31, 2006 is being amortized over its expected useful life of ten months.

Goodwill and Other Intangibles

We test our goodwill for impairment on an annual basis, or between annual tests if it is determined that a significant event or change in circumstances warrants such testing, in accordance with the provisions of SFAS  No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) which requires a comparison of the carrying value of goodwill  to the fair value of the reporting unit.   If the fair value of the reporting unit is less than the carrying value of goodwill, an adjustment to the carrying value of goodwill is required.

Since our launch of the REDIview product line in January of 2005, we have experienced significant competition in the marketplace which has eroded our price points and prevented us from achieving our sales targets with sales cycles for large accounts proving to be much longer and complex than originally anticipated.  Thus, in response to current market conditions, we revised our business plan modifying our pricing structures, our sales and marketing approach and added new feature sets to our REDIview product line to ensure that we remain competitive in the marketplace.  We have significantly reduced our future projected cash flows from previous projections.  Thus, we performed our annual test for goodwill impairment at August 31, 2005 utilizing an income approach, a discounted future cash flow analysis and an analysis of market multiples to determine our goodwill was impaired by an estimated $9.6 million.  Goodwill was thus written off by $9.6 million representing the full amount of the estimated impairment during the fiscal year ended August 31, 2005.

Based on our failure to achieve our forecasted sales targets for the three months ended November 30, 2005, we began analyzing and revising our current and long-term business plans, materially modifying our existing business plan in late December 2005.  Our business plan significantly reduced our projected sales forecasts and operational costs from the former plan.  As a result, and in accordance with SFAS 142, we performed an interim test of our goodwill as of November 30, 2005 utilizing a discounted future cash flow analysis based on our new projected sales targets and the estimated impact of our cost saving measures.  We determined that goodwill was further impaired by an estimated $5.0 million.  Goodwill was thus further written off by $5.0 million at November 30, 2005 representing the full amount of the estimated impairment.

We further modified our business plan as of August 31, 2006 significantly reducing our projected sales forecasts and operational costs from the former plan.  As a result, and in accordance with SFAS 142, we performed an annual test of our goodwill as of August 31, 2006 utilizing a discounted future cash flow analysis based on our new projected sales targets and the estimated impact of our additional cost saving measures.  We determined that goodwill was further impaired by an estimated $2.7 million.  Goodwill was thus further written off by $2.7 million at August 31, 2006 representing the full amount of the estimated impairment.  At August 31, 2006, the carrying value of our goodwill was $2.4 million.

  Advertising Costs

Advertising costs are expensed as incurred.  During the fiscal years ended August 31, 2006 and 2005, we expensed $53,000 and $203,000, respectively, in advertising costs that are reflected in “Sales and marketing expenses” in the Consolidated Statements of Operations.

  Income Taxes

Deferred income taxes are calculated using an asset and liability approach wherein deferred taxes are provided for the tax effects of basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting purposes. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Restricted Stock

On July 2, 2004, in accordance with the plan of reorganization, we adopted the Restated 2004 Management Incentive Plan (the “Incentive Plan”).  The Incentive Plan allows for the issuance of up to 700,000 restricted shares of common stock to management.  As of August 31, 2006, 565,000 shares of restricted stock had been issued to certain members of the senior management and 220,000 shares of restricted stock were retired.  These restricted shares are accounted for in accordance with variable plan accounting, which requires that the fair value of the shares be measured and charged to the income statement upon determination that the fulfillment of the performance criteria has been met or is probable.  We recorded approximately $70,000 of compensation expense associated with these restricted shares during the fiscal year ended August 31, 2006.  Prior to the adoption of SFAS 123(R), “Share Based Payment”, we presented deferred compensation as a separate component of stockholders’ equity.  In accordance with the provisions of SFAS 123(R), we reclassified the balance in deferred compensation to additional-paid-in-capital on our balance sheet.

Stock-Based Compensation

In December of 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123R, which applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments.  For any unvested portion of previously issued and outstanding awards, compensation expense is required to be recorded based on the previously disclosed FAS 123 methodology and amounts.  Prior periods presented are not required to by restated.  We adopted FAS 123R as of September 1, 2005 and applied the standard using the modified prospective method..  We extinguished our prior stock options upon emergence from bankruptcy effective July 2, 2004 and have not issued any new stock options beyond that date.  As discussed above, we have issued restricted stock to certain members of senior management which have either been issued or retired as of August 31, 2006.  Compensation expense totaling $70,000 has been recorded during the fiscal year ended August 31, 2006 related to the vesting of certain restricted shares described above.

  Earnings Per Share

We compute earnings per share in accordance SFAS No. 128, “Earnings Per Share.”  Net loss per basic share was computed by dividing net loss by the weighted average number of shares outstanding during the respective periods.  Diluted earnings per share is computed using the “Treasury Stock Method.”  The Company’s potentially dilutive securities have been excluded from the weighted average number of shares outstanding, since their effect would be anti-dilutive.

The securities listed below were not included in the computation of diluted earnings per share as the effect from their conversion would have been antidilutive:

Year ended August 31,
	2006	2005

Restricted stock ( not vested)	-	525,000
Convertible note payable	29,399,350	689,655
Convertible preferred stock	3,870,968	2,500,000
Outstanding warrants to purchase common stock	87,991,667	3,491,667

  Stock Warrants

Stock warrants issued, redeemed and outstanding during the fiscal years ended August 31, 2006 and 2005 are as follows:

	Common Stock	Average Exercise Price per share
Warrants outstanding, August 31, 2004	-
Warrants issued	3,491,667	$0.57
Warrants exercised	-	-
Warrants outstanding, August 31, 2005	3,491,667	0.57
Warrants issued	85,625,000	0.43
Warrants exercised	(1,125,000)	0.30
Warrants outstanding, August 31, 2006	87,991,667	0.43

New Accounting Standards

  Financial Accounting Standards No. 155 (“FAS 155”).  In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). With respect to FAS 133, FAS 155 simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates the interim guidance in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” which provided that beneficial interests in securitized financial assets are not subject to the provision of FAS 133. With respect to FAS 140, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS 155 to significantly affect our financial condition or results of operations.

  FASB Interpretation No. 48 (“FIN 48”).  In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning October 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

  Financial Accounting Standards No. 157 (“FAS 157”).  In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS 157 to significantly affect our financial condition or results of operations.

3.                   INVENTORIES

Inventories consist of the following (in thousands):

	August 31,
	2006	2005
Complete systems	$201	$622
Component parts	159	169
	$360	$791

4.                   PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	August 31,
	2006	2005
Network service center	$414	$720
Machinery and equipment	153	163
Capitalized software costs	1,822	1,770
Leasehold improvements	692	692
Vehicles, computer equipment, and other equipment	1,704	1,963
	4,785	5,308
Less: accumulated depreciation and amortization	(2,548)	(1,565)
	$2,237	$3,743

Total depreciation and amortization expense related to property and equipment (excluding capitalized software costs) charged to operations during the year ended August 31, 2006 and 2005 was $1,088,000 and $1,153,000, respectively.

As of August 31, 2006 and 2005, the unamortized portion of software costs was $1,100,000 and $1,425,000, respectively.  Amortization of such costs charged to expense during year ended August 31, 2006 and 2005 was $374,000 and $310,000, respectively.  Such costs are included in “Depreciation and amortization” on our Consolidated Statements of Operations.

  5.           GOODWILL AND OTHER INTANGIBLE ASSETS

Upon implementation of fresh start accounting as of June 30, 2004, we recorded goodwill and other intangible assets and therefore applied provisions of SFAS 142 that requires that goodwill not be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment.  Intangible assets that do not have indefinite lives are amortized over their estimated useful lives. Goodwill and other intangible assets consist of the following as of August 31, 2006 and 2005 (in thousands):

	Balance at August 31, 2005	Amortization	Impairment	Balance at August 31, 2006	Remaining Amortization Period (in months)
Goodwill	$10,120	$-	$(7,725)	$2,395	n/a
Other intangibles:
Customer relationships	271	(271)	-	-	n/a
VMI License Right	580	(248)	(237)	95	10

	Balance at August 31, 2004	Amortization	Impairment	Balance at August 31, 2004	Remaining Amortization Period (in months)

Goodwill	$19,724	$-	$(9,604)	$10,120	n/a
Other intangibles:
Customer relationships	1,220	(949)	-	271	4
VMI License Right	1,207	(426)	(201)	580	22

    Total amortization expense for the VMI license right and other intangible assets for the year ended August 31, 2006 and 2005 was approximately $519,000 and $1,240,000, respectively.

6.                   LEASE RECEIVABLES AND OTHER ASSETS

We provide lease financing to certain customers of our REDIview and VMI products.  Leases under these arrangements are classified as sales-type leases or operating leases.  These leases typically have terms of one to five years, and all sales type leases are discounted at interest rates ranging from 14% to 18% depending on the customer’s credit risk.

The net present value of the lease payments for sales-type leases is recognized as product revenue and deferred under the Company’s revenue recognition policy.   The components of the net investment in sales-type leases are as follows (in thousands):

	August 31,
	2006	2005
Minimum lease payments receivable	$501	$730
Less: Allowance for uncollectibles	(65)	(98)
	436	632
Less: Unearned interest income	(80)	(128)
Net investment in sales-type leases	$356	$504

    The long-term portion of the net investment in sales-type leases at August 31, 2006 and 2005 was $210,000 and $325,000, respectively.

    Total minimum lease payments receivable on sales-type leases as of August 31, 2006 are as follows (in thousands):

Fiscal Year Ending August 31,
2007	271
2008	179
2009	51
Total minimum lease payments receivable	$501

    Income from operating leases is recognized ratably over the term of the leases. Total future minimum rental payments due under operating leases as of August 31, 2006 are as follows (in thousands):

Fiscal Year Ending August 31,
2007	$25
2008	2
2009	-
Total minimum rental payments	$27

7.                   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	August
	2006	2005
Reorganization accruals	$15	$15
Capital leases - current portion	212	584
Lawsuit settlement - current portion	83	-
Property, franchise, and other taxes payable	97	302
Accrued warranty costs	149	210
Accrued telecom costs	35	165
Accrued vacation	78	198
Dividends payable	500	-
Legal, accounting, interest and other accruals	624	609
	$1,793	$2083

8.                   NOTES PAYABLE

HFS Note Payable

On June 29, 2004, we closed on a bankruptcy court-approved exit financing facility with HFS Minorplanet Funding LLC (“HFS”) and other accredited investors in the amount of $1,575,000.  As part of the facility, we agreed to issue a $1,575,000 convertible promissory note to HFS with the principal balance being due 36 months from the date of funding, with an annual interest rate of 12%. HFS was required to provide the funding within 21 days of the closing.

On July 20, 2004, we amended the exit financing by with HFS increasing the amount of the financing from $1,575,000 to $2,000,000.  As a result, we issued a $2,000,000 convertible promissory note to HFS with the principal balance being due 36 months from the date of funding, with an annual interest rate of 12%. Upon issuance of the note, HFS provided the $2,000,000 funding to us less a commission in the amount of $80,000 representing 4% of the loan proceeds. HFS, may at any time demand repayment of the accrued interest and unpaid principal on the note, based upon a fixed conversion price (currently $3.08 per share of common stock), whose aggregate value equals the amount of accrued interest and principal being repaid.  We paid HFS $240,000 in interest payments on the note during each of the twelve months ended August 31, 2006 and August 31, 2005, respectively.

On November 30, 2006, we entered into a promissory note with HFS in the principal amount of $1,000,000 and having a maturity date of December 1, 2007. As of the date of this report, no amounts have been advanced under this note.  Advances are only available under certain limited circumstances.  At maturity, (a) the promissory note (and all amounts due under the note) automatically convert into our securities of the same kind issued by us in our November 2006 private placement (based on a $1,000,000) and (b) the existing $2,000,000 convertible promissory note issued by us to HFS will be cancelled.

SDS Note Payable

On May 31, 2005, we consummated a bridge loan and security agreement with SDS in which we issued a promissory note in the amount of $1.75 million to SDS. The bridge note was secured by our assets, bore interest at 8% per annum and was due and payable on September 30, 2005.  The bridge note automatically exchanged upon shareholder approval into a common stock purchase warrant with a 5-year term to purchase 1,666,667 shares of common stock at an exercise price of $0.01 per share and a common stock purchase warrant with a 5-year term to purchase 700,000 shares of common stock at an exercise price of $1.75 per share. Our stockholders approved the exchange of the bridge note into common stock warrants and final documents were signed in September 2005.  This exchange was recorded during the first quarter of the fiscal year ended August 31, 2006.

Series A Note Financing

On February 24, 2006, we closed a Note and Warrant Purchase Agreement with certain institutional investors pursuant to which we sold $5.75 million of our series A senior secured convertible notes and original issue discount series A notes (“Series A Notes”) in a private placement transaction.   In the private placement, we received proceeds of approximately $4.1 million in cash (after deducting brokers’ commission but before payment of legal and other professional fees, the 15% original issue discount of $750,000 and the tendering of 50 shares of their 650 shares Series B preferred convertible stock with an aggregate face value of $500,000 by our sole series B preferred convertible stockholder).

The Series A Notes are secured by substantially all of our assets. The Series A Notes mature 24 months from issuance and are convertible at the option of the holder into our common stock at a fixed conversion price of $0.20 per share (which adjusted to $0.016 per share upon the issuance of series B subordinated secured convertible notes discussed in Note 14).  Beginning on September 1, 2006 and continuing thereafter on the first business day of each month, we must pay an amount to each holder of a Series A Note equal to 1/18th of the original principal payment of the note; provided, that if on any principal payment date the outstanding principal amount of the note is less than such principal installment amount, then we must pay to the holder of the note the lesser amount. We may make such principal installment amounts in cash or in registered shares of our common stock. If paid in common stock, certain conditions must be satisfied, and the number of registered shares to be paid to the holder must be an amount equal to the principal installment amount divided by eighty percent (80%) of the average of the closing bid price for the ten (10) trading days immediately preceding the principal payment date.

We currently are not in compliance with certain of our obligations relating to our Series A Notes, including our failure to maintain sufficient authorized shares to permit conversion of the notes and our failure to register the resale of the shares of common stock issuable upon conversion of the notes.  As of August 31, 2006, we have obtained waivers of compliance of these obligations from all of the note holders, other than one holder of $100,000 principal amount of the notes.

The purchasers of the Series A Notes (and the placement agent in the transaction) received the following common stock purchase warrants:

•
Series A-7 warrants to purchase 20,625,000 million shares in the aggregate of common stock at an initial exercise price of $0.40 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series A-7 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes as discussed in Note 14.   The series A-7 warrants are exercisable for a seven-year period from the date of issuance.  1.9 million of these warrants are exercisable over 5 years.

•
Series B-4 warrants to purchase 13,750,000 million shares in the aggregate of common stock at an initial exercise price of $0.90 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series B-4 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes as discussed in Note 14.  The series B-4 warrants are exercisable for a four-year period beginning on the date a resale registration statement for the shares underlying the warrants is declared effective by the Securities and Exchange Commission.  1.3 million of these warrants are exercisable over 5 years.

•
Series C-3 warrants to purchase 27,500,000 million shares in the aggregate of common stock at an initial exercise price of $0.21 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series C-3 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes as discussed in Note 14. The series C-3 warrants are exercisable for a three-year period from the date of issuance.  2.5 million of these warrants are exercisable over 5 years.

•
Series D-1 warrants (callable only at our option) to purchase 19,250,000 shares in the aggregate of common stock at an exercise price per share equal to the lesser of: (a) $0.35 and (b) 90% of the average of the 5 day volume weighted average price of our common stock on the OTC Bulletin Board preceding the call notice, as defined in the warrant.

See additional discussion of this transaction in Note 10.

The following summarizes the Company’s notes payable by maturity dates at August 31, 2006 (in thousands):

			Less	Carrying
		Principal	Discount	Amount
Fiscal year ending August 31,	2007	$5,833	(2,395)	$3,438
	2008	1,917	(1,917)	-
Total notes payable by maturity date		$7,750	$(4,312)	$3,438

  Capital Leases  Payable

We lease certain vehicles, computer equipment, and other equipment under capital leases.  As of August 31, 2006 and 2005, assets under capital leases included in “Property and equipment” on our Consolidated Balance Sheets, were $1,247,000 and $1,405,000, net of accumulated depreciation of $756,000 and $499,000 respectively.

The following is a schedule of our future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of August 31, 2006 (in thousands).

Fiscal year ending August 31,
	2007	$232
	2008	198
	2009	20
Total minimum lease payments		450

Less: amount representing interest		(27)
Present value of net minimum lease payments		$423

9.           INCOME TAXES

The components of the income tax provision are as follows (in thousands).

Fiscal Year Ended August 31,
	2006	2005
Current:
Federal	$-	$-
State
	-	-
Deferred:
Federal
State	-	-

Income Tax Expense (Benefit)	$-	$-

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes.  The net deferred tax asset has been fully reserved because of uncertainty regarding our ability to recognize the benefit of the asset in future years.  The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands).

	Fiscal Year Ended August 31,
	2006	2005
Deferred tax assets:
Deferred revenue	$596	$803
Allowance for doubtful accounts	48	100
Other accrued liabilities	27	73
Inventory reserves	38	106
Other reserves	104	177
Other Intangible assets	298	418
License Intangible	8,392	9,116
Net operating loss carryforwards	71,200	66,669
Gross deferred tax assets	80,703	77,462
Valuation allowance	(80,337)	(76,977)
Net deferred tax assets	366	485
Deferred tax liabilities:
Depreciation	(366)	(363)
Fresh Start Identified Intangibles	-	(122)
Gross deferred tax liabilities	(366)	(485)
Net deferred tax asset	$-	$-

    There was a net increase in the valuation allowance of $3.4 million during the year ended August 31, 2006.

    The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference summarized below (in thousands).

	Fiscal Year Ended August 31,
	2006	2005
Income tax at federal statutory rate	$(7,095)	$(5,325)
Valuation allowance	3,360	6,109
Permanent differences	3,554	-
Other	181	(784)
Provision for income taxes	$-	$-

    At August 31, 2006, we had net operating loss carryforwards aggregating approximately $209 million that expire in various years between 2010 and 2026.  The utilization of these net operating losses will be limited pursuant to Internal Revenue Code Section 382 and may cause some amount of the carryforwards to expire unutilized.

10.                   STOCKHOLDERS’ EQUITY INSTRUMENTS AND RELATED MATTERS

Common and Preferred Stock

As of August 31, 2005 we had 50,000,000 shares of common stock authorized, par value $0.01, and 2,000,000 shares of preferred stock authorized, par value $0.01.  We had 8,255,785 common stock shares issued and 7,325,937 shares outstanding.  We had 5,000 Series A preferred shares issued and outstanding as described below.

As of August 31, 2006 we had 230,000,000 shares of common stock authorized, par value $0.01, and 2,000,000 shares of preferred stock authorized, par value $0.01.  We had 10,463,385 common stock shares issued and 9,533,437 shares outstanding.  The Company had 600 Series B preferred shares issued and outstanding as described below.

Series A Convertible Redeemable Preferred Stock

On October 1, 2004, we closed the sale of 5,000 shares of Series A convertible preferred stock (“Series A convertible preferred stock “), with each preferred share having a face value of $1,000, for a total purchase price of $5,000,000.  Net cash proceeds received by us were $4,651,000 after payment of expenses.  The Series A convertible preferred stock was convertible into shares of our common stock at a conversion price of $2.00 per share. We sold the Series A Preferred Stock to SDS Capital Group SPC, Ltd (“SDS”) pursuant to that certain Securities Purchase Agreement , dated October 1, 2004, by and between us and SDS. The Series A Preferred Stock was issued to SDS pursuant to the exemption from the registration requirements of the Securities Act of 1933 as amended, provided by Regulation D promulgated there under.

On May 31, 2005, we consummated a bridge loan and security agreement with SDS in which we issued a promissory note in the amount of $1.75 million to SDS (the “Bridge Note”). The Bridge Note was secured by our assets, accrued interest at 8% per annum and was due and payable on September 30, 2005.  The Bridge Note automatically exchanged into a common stock purchase warrant with a 5-year term to purchase 1,666,667 shares of common stock at an exercise price of $0.01 per share and a common stock purchase warrant with  a 5-year term to purchase 700,000 shares of common stock at an exercise price of $1.75 per share (the “Bridge Warrants”) upon approval of our stockholders. Our stockholders approved the exchange of the Bridge Note into the Bridge Warrants at our August 31, 2005 annual stockholders meeting. On September 2, 2005,  the Bridge Note was extinguished and exchanged for the Bridge Warrants.

As discussed below the Series A convertible preferred stock was converted into Series B convertible preferred stock in September 2005.

Series B Convertible Redeemable Preferred Stock

On September 2, 2005, we closed the sale of $6.5 million of preferred stock and common stock purchase warrants in a private placement transaction with SDS previously entered into on May 31, 2005.  In consideration for the issuance of the Series B convertible preferred stock, SDS paid us $750,000 and returned to us all of the outstanding Series A convertible preferred stock with a face value of $5 million which was held by SDS.  We incurred an early redemption penalty of $750,000 related to the Series A convertible preferred stock.  Net cash proceeds received by us were approximately $443,000 after deduction of brokers’ commissions, accrued interest on the bridge note and other expenses.  The Series B convertible preferred stock is convertible into common stock at an original conversion price of $1.55 per share. SDS also received a common stock purchase warrant with a 5-year term to purchase 2 million shares at an exercise price of $1.75 per share. We used the net proceeds from the financing transaction to fund our business plan.  We are obligated to register the common stock issuable upon conversion of the Series B convertible preferred stock or exercise of the common stock purchase warrants for public resale under the Securities and Exchange Act of 1933.

On December 16, 2005, in consideration of our reducing the exercise price on certain warrants held by SDS from $0.67 to $0.30 per share, SDS exercised the warrants for the purchase of 1,125,000 shares of our common stock resulting in the receipt by us of cash proceeds in the amount of $337,500.  This repricing resulted in an increase in the net loss attributable to common shareholders of approximately $69,000.

The terms of the Series B convertible preferred stock are set forth in the Certificate of Designation, Preferences and Rights, the most significant of which are as follows:

Ranking.  The Series B convertible preferred stock ranks senior to our common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of the company.

Dividends.  Dividends accrue from the date of issuance of the Series B convertible preferred stock through August 31, 2008, and will be cumulative from such date.  Holders of shares of Series B convertible preferred stock will be entitled to receive cumulative dividends in an amount equal to 8% per year until September 1, 2006 and 3% per year thereafter, payable at the election of the holder of our Series B convertible preferred stock in cash or additional shares of Series B convertible preferred stock.

Conversion.  Each holder of Series B convertible preferred stock has the right to convert its shares of Series B convertible preferred stock into shares of our common stock at an original conversion price of $1.55 per share of common stock.  The conversion price shall be adjusted in the event of stock splits, stock dividends and similar distributions and events affecting all of our common stockholders on a pro rata basis so that the conversion price is proportionately increased or decreased to reflect the event.  In addition, if there is a change of control (as discussed below), then each holder of Series B convertible preferred stock has the right to receive upon conversion, in lieu of common stock otherwise issuable, such shares of stock, securities or other property as would have been issued or payable in such change of control with respect to the number of shares of common stock which would have been issuable upon conversion had such change of control not taken place (subject to appropriate revisions to preserve the economic value of the Series B preferred shares before the change of control).  We have to provide 10 days written notice to the holders of its Series B convertible preferred stock before we may effect any change of control.  In no event can any holder of Series B convertible preferred stock convert shares of Series B convertible preferred stock into shares of common stock or dispose of any shares of Series B convertible preferred stock to the extent that such conversion or disposition would result in the holder and its affiliates together beneficially owning or having the power to vote more than 9.99% of our outstanding shares of common stock.

Redemption by Holder.  The holders of shares of Series B convertible preferred stock have the right to cause us to redeem any or all of its shares at a price equal to 115% of face value (150% of the face value if the redemption event is a change of control event discussed below), plus accrued but unpaid dividends in the following events:

•
Our common stock is suspended from trading or is not listed for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, The NASDAQ National Market or The NASDAQ SmallCap Market for an aggregate of 10 or more trading days in any twelve-month period;

•
The initial registration statement required to be filed by us pursuant to the registration rights agreement has not been declared effective by April 30, 2006 or such registration statement, after being declared effective, cannot be utilized by the holders of Series B convertible preferred stock for the resale of all of their registerable securities for an aggregate of more than 15 days in the aggregate;

•
We fail to remove any restrictive legend on any certificate or any shares of common stock issued to the holders of Series B convertible preferred stock upon conversion of the Series B convertible preferred stock as and when required and such failure continues uncured for five business days;

•
We provide written notice (or otherwise indicate) to any holder of Series B convertible preferred stock, or state by way of public announcement distributed via a press release, at any time, of our intention not to issue, or otherwise refuse to issue, shares of common stock to any holder of Series B convertible preferred stock upon conversion in accordance with the terms of the certificate of designation for our Series B convertible preferred stock;

•
We or any of our subsidiaries make an assignment for the benefit of creditors, or applies for or consents to the appointment of a receiver or trustee for us or for a substantial part of our property or business;

•
Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any of our subsidiaries which shall not be dismissed within 60 days of their initiation; or

•	We:

•	Sell, convey or dispose of all or substantially all of our assets;

•
Merge or consolidate with or into, or engage in any other business combination with, any other person or entity, in any case which results in either (i) the holders of our voting securities immediately prior to such transaction holding or having the right to direct the voting of fifty percent (50%) or less of our total outstanding voting securities of or such other surviving or acquiring person or entity immediately following such transaction or (ii) the members of our board of directors comprising fifty percent (50%) or less of the members of our board of directors or such other surviving or acquiring person or entity immediately following such transaction;

•
Either (i) fail to pay, when due, or within any applicable grace period, any payment with respect to any indebtedness in excess of $250,000 due to any third party, other than payments contested by us in good faith, or (ii) suffer to exist any other default under any agreement binding us which default or event of default would or is likely to have a material adverse effect on our business, operations, properties, prospects or financial condition;

•	Have fifty percent (50%) or more of the voting power of our capital stock owned beneficially by one person, entity or “group”;

•	Experience any other change of control not otherwise addressed above; or

•
Otherwise breach any material term under the private placement transaction documents, and if such breach is curable, shall fails to cure such breach within 10 business days after we have been notified thereof in writing by the holder.

For purposes of the Series B convertible preferred stock, a change of control means any sale, transfer or other disposition of all or substantially all of our assets, the adoption of a liquidation plan, any merger or consolidation where we are not the surviving entity with our capital stock unchanged, any share exchange where all of our shares are converted into other securities or property, any sale or issuance by us granting a person the right to acquire 50% or more of our outstanding common stock, any reclassification of our common stock, and the first day on which the current member of our board of directors cease to represent at least a majority of the members of our board of directors then serving.

Redemption by us.  If, at any time after September 2, 2006 and before September 2, 2009, during a period of at least twenty (20) consecutive trading days (a) the closing trading price of our common stock is at least 200% of the conversion price then in effect and (b) the trading volume and trading price of our common stock result in a product of at least $350,000 on each trading day, then we shall have the right to redeem all shares of Series B convertible preferred stock then outstanding at price per share equal to 200% of the sum of the face amount of such share plus all accrued and unpaid dividends thereon through the closing date of such redemption.

Restricted Actions.  So long as any shares of Series B convertible preferred stock are outstanding, we are not permitted to take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval of the majority holders of Series B convertible preferred stock:

•	Alter or change the rights, preferences or privileges of the Series B convertible preferred stock, or increase the authorized number of shares of Series B convertible preferred stock;

•	Amend our certificate of incorporation or bylaws;

•	Issue any shares of Series B convertible preferred stock other than pursuant to the Securities Purchase Agreement with the selling stockholder;

•	Redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any junior securities;

•	Increase the par value of our common stock;

•	Sell all or substantially all of our assets or stock, or consolidate or merge with another entity;

•	Enter into or permit to occur any change of control transaction;

•	Sell, transfer or encumber technology, other than licenses granted in the ordinary course of business;

•	Liquidate, dissolve, recapitalize or reorganize;

•
Authorize, reserve, or issue common stock with respect to any plan or agreement that provides for the issuance of equity securities to our employees, officers, directors or consultants in excess of 250,000 shares of common stock;

•	Change our principal business;

•	Issue shares of our common stock, other than as contemplated by the certificate of designation or by the warrants issued to the selling stockholder;

•
Increase the number of members of our board of directors to more than 7 members, or, if no Series B convertible preferred stock director has been elected, increase the number of members of our board of directors to more than 6 members;

•	Alter or change the rights, preferences or privileges of any of our capital stock so as to affect adversely the Series B convertible preferred stock;

•	Create or issue any senior securities or pari passu securities to the Series B convertible preferred stock;

•
Except for the issuance of debt securities to, or incurrence of indebtedness from, a recognized financial institution in an aggregate amount not exceeding $5,000,000 and which, in the case of debt securities, are not convertible securities, issue any debt securities or incur any indebtedness that would have any preferences over the Series B convertible preferred stock upon our liquidation, or redeem, repurchase, prepay or otherwise acquire any of our outstanding debt securities or indebtedness, except as expressly required by the terms of such securities or indebtedness;

•	Make any dilutive issuance;

•	Enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions; or

•	Cause or authorize any of our subsidiaries to engage in any of the foregoing actions.

Voting Rights.  Except as otherwise provided in the certificate of designation and as otherwise required by the Delaware General Corporation Law, each holder of Series B convertible preferred stock has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class.  This voting right is subject to the limitation that in no event may a holder of shares of Series B convertible preferred stock (or warrants discussed below) have the right to convert shares of Series B convertible preferred stock into shares of our common stock or to dispose of any shares of Series B convertible preferred stock to the extent that such right to effect such conversion or disposition would result in the holder and its affiliates together beneficially owning or having the power to vote more than 9.99% of our outstanding shares of common stock.  The holders of a majority of the Series B convertible preferred stock also have the right to appoint one representative to our board of directors and are entitled to designate one observer to the meetings of our board of directors and committees.

Warrants Issued to Selling Stockholder.  In connection with the issuance of shares of Series B convertible preferred stock to SDS, we also issued to SDS three warrants to purchase shares of our common stock.

With respect to the first warrant, the holder has the right to purchase up to 1,666,667 shares of our common stock at an exercise price equal to $0.01 per share.  The first warrant may be exercised at any time until September 2, 2010.

With respect to the second warrant, the holder has the right to purchase up to 700,000 shares of our common stock at an exercise price equal to $1.75 per share.  The second warrant may be exercised at any time until September 2, 2010.  The remaining terms of the second warrant are identical to the first warrant except the second warrant contains certain anti-dilution price protections in the event of a dilutive stock issuance (in addition to anti-dilution protections for stock splits and other similar pro rata events).

With respect to the third warrant, the holder has the right to purchase up to 2,000,000 shares of our common stock at an exercise price equal to $1.75 per share.  The third warrant may be exercised at any time after March 2, 2006 until September 2, 2010.  The remaining terms of the third warrant are identical to the first warrant except (i) the third warrant contains a provision which requires us to obtain the consent of the holder of the third warrant prior to any issuing any of our securities in a dilutive issuance and (ii) cashless exercise of the third warrant is not available until September 2, 2006. All three warrants contain a provision that prevents any holder from exercising the warrant to the extent that such exercise would result in such holder beneficially owning or having the right to vote more than 9.99% of our outstanding shares of common stock.

In addition to the warrants discussed above, SDS also holds two warrants for a total of 2,366,667 common shares which were issued in October 2004 and which are described more fully in the “Description of Capital Stock” section of our registration statement on Form S-3, filed by us with the Commission on November 24, 2004.

Registration Rights Agreement.  In connection with the issuance of Series B convertible preferred stock and warrants to SDS, we entered into a registration rights agreement, dated September 2, 2005, with SDS, whereby we granted certain registration rights to SDS.  On or prior to October 2, 2005, we were obligated to file a registration statement on Form S-3 covering 10,000,000 shares of common stock that SDS may acquire upon conversion of the Series B convertible preferred stock or upon exercise of the warrants.  SDS and we subsequently amended the Registration Rights Agreement to extend the date by which we were obligated to file a registration statement on Form S-3 from October 2, 2005 to February 28, 2006. As per the amended registration rights agreement, we could face a liquidated damages claim by SDS if (i) the initial registration statement is not declared effective by the SEC on or prior to April 30, 2006, (ii) after the effectiveness of the registration statement, sales of common stock cannot be made by SDS due to a stop order by the SEC or our need to update the registration statement, or (iii) our common stock is not listed on NASDAQ, the New York Stock Exchange or the American Stock Market.  The liquidated damages for the first 30 days equals 3% of the purchase price of the Series B convertible preferred stock and equal 1.5% for each 30 days thereafter of non-compliance.  In addition to the liquidated damages provision discussed above, SDS can require the redemption of its shares of Series B convertible preferred stock upon certain default events.  SDS subsequently waived prior penalties and agreed to allow the registration of such shares to occur with the registration statement on Form SB-2 registering shares of the Series A convertible Notes described below.  We registered 4,062,500 shares on Form SB-2 filed April 10, 2006 that went effective April 29, 2006.  We intend to register the remaining shares which we are obligated to register under the registration rights agreement upon a new SB-2 filing registering the warrant shares in connection with the “Note and Warrant Purchase Agreement” below.

SDS also has the right to piggy-back on to the registration statements filed by us registering shares of our common stock (other than Form S-8 and Form S-4 registration statements filed by us), subject to share cut-backs by the underwriters (if an underwritten public offering), provided that at least 25% of the shares requested for inclusion in the registration statement by SDS must be included in such underwritten public offering.

We are in violation of the registration rights agreement; however, SDS waived this right on November 24, 2006.

 Accounting for Sale of Series B Convertible Redeemable Preferred Stock and Exchange of Note Payable for Warrants

The gross proceeds from the sale of the 650 shares of Series B convertible preferred stock was $6,500,000.  The proceeds were used to redeem 5,000 shares of Series A convertible preferred stock at a face value of $5,000,000.  The premium incurred upon redemption was $750,000.  The carrying value on the Series A convertible preferred stock was $3,542,000; thus, we recorded a loss on redemption in September, 2005 of approximately $2,208,000.  The loss is considered a deemed dividend and is reported after net loss and before net loss attributable to common stockholders.

Approximately $975,000 of the net proceeds were allocated to the associated third warrant based on its relative fair value as computed using the Black-Scholes pricing model; thus, the Series B convertible preferred stock had an original carrying value of $5,254,000, net of transaction costs totaling approximately $271,000.  The net cash proceeds received by us after redemption of the Series A convertible preferred stock and payment of expenses and interest on the note payable was $443,000.  As discussed above, the holders of the Series B convertible preferred stock have the right to require us to redeem any or all of its outstanding preferred shares upon a change of control or certain other contingent events that could be outside our control. Thus, the Series B convertible preferred stock is carried outside of permanent equity in the mezzanine section of our balance sheet.

On December 16, 2005, in consideration of our reducing the exercise price on certain warrants held by SDS from $0.67 to $0.30 per share, SDS exercised the warrants for the purchase of 1,125,000 shares of our common stock resulting in the receipt by us of cash proceeds in the amount of $337,500.  This repricing resulted in an increase in the net loss attributable to common shareholders of approximately $69,000.

On December 23, 2005, we consummated the sale and assignment of certain of our patents and pending patent applications to Vehicle IP LLC in exchange for the payment by Vehicle IP LLC to us of $500,000.

The Series A Note and Warrant Purchase Agreement

As discussed in Note 8, on February 24, 2006, we closed a Note and Warrant Purchase Agreement dated February 23, 2006 (the “Purchase Agreement”) with several institutional investors as purchasers.  Each of these purchasers was an “accredited investor” under the SEC rules.

Under the terms of the Purchase Agreement, the purchasers have purchased from us:

•	Series A Senior Secured Convertible Promissory Notes in the aggregate principal amount of $5,000,000, convertible into shares of our common stock (the “Series A Notes”); and

•
Original Issue Discount Senior Secured Convertible Promissory Notes in the aggregate principal amount of $750,000, convertible into shares of our common stock (the “OID Notes”).  Unless otherwise specified, the Series A Notes and the OID Notes are collectively referred to as the “Notes”).

In addition, pursuant to the Purchase Agreement, the following warrants to purchase shares of our common stock were issued to each purchaser on February 24, 2006:

•
Series A-7 warrants to purchase shares of our common stock equal to 75% of the number of shares of our common stock issuable upon conversion of such purchaser’s Series A Note (approximately 18.8 million shares in the aggregate) at an exercise price per share equal to $0.40 (and subsequently reduced to $0.016) with a term of 7 years following the closing date;

•
Series A-7 warrants issued to our placement agents to purchase shares of our common stock equal to equal to 10% of the number of Series A-7 warrants issued (approximately 1.9 million shares in the aggregate) at an exercise price per share equal to $0.40 (and subsequently reduced to $0.016) with a term of 5 years following the closing date;

•
Series B-4 warrants to purchase shares of our common stock equal to 50% of the number of conversion shares issuable upon the conversion of such purchaser’s Series A Note on the date of issuance of the note (approximately 12.5 million shares in the aggregate) at an exercise price per share equal to $0.90 (and subsequently reduced to $0.016) with a term of 4 years following the effective date of the registration statement providing for the resale of the conversion shares and the share of our common stock issuable upon exercise of the warrants;

•
Series B-4 warrants issued to our placement agents to purchase shares of our common stock equal to equal to 10% of the number of Series B-4 warrants issued (approximately 1.3 million shares in the aggregate) at an exercise price per share equal to $0.90 (and subsequently reduced to $0.016) with a term of 5 years following the closing date;

•
Series C-3 warrants to purchase a number of shares of our common stock equal to 100% of the number of conversion shares issuable upon the conversion of such purchaser’s Series A Note on the date of issuance of this note (approximately 25.0 million shares in the aggregate) at an exercise price per share equal to $0.21 (and subsequently reduced to $0.016) with a term of 3 years following the closing date;

•
Series C-3 warrants issued to our placement agents to purchase shares of our common stock equal to equal to 10% of the number of Series C-3 warrants issued (approximately 2.5 million shares in the aggregate) at an exercise price per share equal to $0.40 (and subsequently reduced to $0.016) with a term of 5 years following the closing date;

•
Series D-1 warrants (callable only at our option) to purchase a number of our shares of common stock equal to 70% of the number of conversion shares issuable upon conversion of such purchaser’s Series A Note (approximately 17.5 million shares in the aggregate) at an exercise price per share equal to the lesser of: (a) $0.35 and (b) 90% of the average of the 5 day volume weighted average price of our common stock on the OTC Bulletin Board preceding the call notice, as defined in this warrant;

•
Series D-1 warrants issued to our placement agents to purchase shares of our common stock equal to equal to 10% of the number of Series D-1 warrants issued (approximately 1.8 million shares in the aggregate) at an exercise price per share equal to the lesser of: (a) $0.35 and (b) 90% of the average of the 5 day volume weighted average price of our common stock on the OTC Bulletin Board preceding the call notice, as defined in this warrant;

•
10% Placement Agent Warrant issued to our placement agents to purchase shares of our common stock equal to equal to 10% of the number of shares of common stock issuable to the note holders upon conversion of theirs notes (approximately 2.5 million shares in the aggregate) at an exercise price per share equal to $0.20 with a term of 5 years following the closing.

The issuance and purchase of the notes and warrants was effected in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D promulgated under the Securities Act of 1933, and upon such other exemption from the registration requirements of this statute as may be available with respect to the investments made pursuant to the Purchase Agreement.

A portion of the purchase price in the amount of $500,000 received under the Purchase Agreement was delivered by SDS Capital Group SPC, Ltd. by exchanging 50 shares of our Series B convertible preferred stock held by this entity with an aggregate face value of $500,000.

Certain Covenants

Under the terms of the Purchase Agreement, our most significant obligations include that we will:

•
Cause our common stock to continue to be registered under the Securities Exchange Act of 1934, continue the listing or trading of our common stock on the OTC Bulletin Board and to take all actions required to allow the purchasers to effect resales under Rule 144;

•
(If we stop filing our periodic reports with the Securities and Exchange Commission) furnish annual and quarterly reports to the purchasers as long as they own or are obligated to purchase these securities;

•	Use the net proceeds from the sale of the securities for working capital and general corporate purposes;

•	Not provide any purchaser with any material non-public information;

•	Acknowledge that the securities, under certain circumstances, may be pledged by the purchasers;

•	Not declare or pay dividends or distributions on our common stock as long as any notes or warrants remain outstanding;

•
As long as any notes or warrants remain outstanding, have authorized and reserved for issuance 120% of the aggregate number of shares of our common stock needed for the issuance of the conversion shares and the warrant shares;

•
Issue irrevocable instructions to our transfer agent to issue certificates for the conversion shares and the warrant shares with a restrictive legend regarding the fact that such shares are not registered and are restricted securities;

•	Not sell or dispose of any of our business assets without the prior written consent of the holders of a majority of the principal amounts of the notes outstanding;

•	Agree that any business assets we acquire in the future will become part of the collateral securing our obligations under the notes;

•	Maintain a directors and officers liability insurance policy with coverage equal to or greater than $3,000,000; and

•
With regard to subsequent financings that, for a period of 1 year following the closing date; notify the purchasers in writing of the terms and conditions of any proposed offer or sale to any third party of any of our common stock or securities convertible into our common stock, which notice will provide each purchaser an option, during the 10 trading days after the notice, to inform us whether the purchaser will purchase up to its “pro rata” shares of all of the securities being offered in this subsequent financing.

•	In this context “pro rata” means the percentage obtained by dividing:

•	The principal amount of the notes purchased by the purchaser on the closing date, by

•
The total principal amount of all the notes purchased by all of the purchasers on the closing date with regard to “permitted financings” that such permitted financings, as defined below will not be considered a subsequent financing for these purposes; permitted financings include:

•	Securities issued other than for cash in connection with a merger or acquisition;

•	Securities issued prior to the closing date or issued pursuant to the conversion of the notes;

•	Our common stock issued pursuant to the warrants;

•	Securities issued in connection with strategic licensing or partnering agreements;

•	Our common stock issued pursuant to our stock option plans or our employee stock purchase plans;

•	Any warrants issued to the placement agent for the offering;

•	Our common stock issued in connection with consulting or advisory services;

•	The payment of any principal in shares of our common stock pursuant to the notes;

•
As long as the notes remain outstanding, allow the purchasers to exchange their notes for any securities issued in a subsequent financing if such securities are on terms more favorable than the terms governing the notes.

Pursuant to the terms of the Purchase Agreement, we have agreed to indemnify the purchasers and certain of their related parties against all losses resulting from any inaccuracy in or breach of our representations, warranties or agreements made in the Purchase Agreement.  The purchasers, severally but not jointly, have agreed to indemnify us and certain of our related parties against all losses resulting from any inaccuracy in or breach of the representations, warranties and agreements of the purchaser made in the Purchase Agreement.  The maximum aggregate liability of each purchaser for such indemnification is limited to the portion of the total purchase price paid by the purchaser under the Purchase Agreement.  The Purchase Agreement and each of the notes, warrants and other documents contemplated thereby are governed by New York law.

Material Terms of the Senior Secured Convertible Notes

We issued these notes pursuant to the Purchase Agreement, in which we issued, as maker, the notes on February 24, 2006, the issuance date, in the principal amount of $5,000,000.  As described below, these notes are convertible into shares of our common stock and have a maturity date of February 24, 2008.

Beginning on September 1, 2006 and after that on the first business day of each month, a principal payment date, we must pay to the holder of the note an amount equal to 1/18th of the original principal amount of the note, or the principal installment amount.  However, if on any principal payment date the outstanding principal on the note is less than the principal installment amount, then we must pay the holder the lesser amount.  We may make payment in cash or in shares of our common stock, provided that a registration statement covering the resale of such shares has been declared effective by the SEC.

Option to Pay with Shares in Certain Circumstances

If we choose to pay the principal installment amount in shares of our common stock, we must pay the number of shares in an amount equal to the principal installment amount divided by 80% of the average closing bid price for the 10 trading days immediately prior to the principal payment date.  We have this option only if, among other things, the convertible securities have been duly registered on an effective registration statement and trading in our common stock has not been suspended on the OTC Bulletin Board or other exchange.

Our obligations as the maker of these notes are secured by a continuing security interest in certain of our assets.

Events of Default

The amounts payable under the notes may be accelerated or increased upon the occurrence of an event of default, which includes:

•	Our failure to make the principal installment amount on a designated principal payment date;

•	The failure of the registration statement to be declared effective by the Securities and Exchange Commission on or prior to August 25, 2006;

•	The suspension from listing or failure of our common stock to be listed on the OTC Bulletin Board or one of the major exchanges;

•	Our notice to the holder of our inability to comply or intention not to comply with proper requests for conversion of the notes;

•
Our failure to timely deliver shares of common stock upon conversion, to file a registration statement, or to make payment of fees under the notes, the Purchase Agreement or the related registration rights agreement;

•	The lapsing of the effectiveness of the registration statement for a period of 10 consecutive trading days;

•	Our default in the performance of any material covenant in the notes, the Purchase Agreement, the registration rights agreement or any other ancillary documents;

•	Our making of a false or incorrect representation or warranty in the Purchase Agreement, the registration rights agreement or any other ancillary documents;

•
Our default in any payment of principal or interest on the indebtedness represented by the notes, or default in the observance or performance of any other agreement relating to such indebtedness in excess of $100,000;

•	Our application for appointment of a receiver or liquidator or filing a petition in bankruptcy or other similar relief which is not dismissed within 30 days;

•	The filing of a proceeding against us seeking the liquidation, reorganization, or dissolution of us or similar relief which is not dismissed within 30 days;

•	Our failure to instruct our transfer agent to remove any legends from shares of common stock eligible to be sold under Rule 144 of the Securities Act of 1933 and to issue such shares to the holder;

•	Our failure to pay any amounts due to the holder under the notes, the Purchase Agreement or the registration rights agreement within three (3) business days of the due date;

•	The occurrence of an event of default under any of the other notes contemplated by the Purchase Agreement, known as a cross-default provision; and

•	Our failure to obtain stockholder approval to increase the authorized shares of common stock in accordance with the Purchase Agreement.

•	If one of these events of default has occurred, the holder may:

•	Declare the entire unpaid principal balance of the notes due and it will be accelerated;

•	Demand that the principal amount of the notes then outstanding be converted into shares of our common stock at the conversion price discussed in more detail below; and/or

•
Exercise any of the holder’s other rights or remedies under the transaction documents or applicable law.  We must pay interest on demand on the notes upon an event of default from the date of the default until the date of cure at the lesser of 10% and the maximum per annum legal rate.

Conversion

The notes contemplate both a voluntary conversion and a mandatory conversion.  Under the voluntary conversion, at the option of the holder the notes will be convertible in whole or in part into that number of shares of our common stock determined by dividing:  (i) that portion of the outstanding balance under the notes as of the date the holder chooses to convert; by (ii) the conversion price then in effect (the initial conversion price under the notes is $0.20), as it may be adjusted under the terms of the notes.  The term mandatory conversion date is the date following the effective date of the registration statement on which the closing bid price is greater than 250% of the conversion price for a period of 12 consecutive trading days and the average daily trading for such 12 consecutive trading days exceeds 750,000 shares of common stock.  On the mandatory conversion date, we may, upon 5-business days prior notice to the holder, cause the principal amount of the notes to convert into a number of shares of our common stock equal to the quotient of:

•	The principal amount of the notes outstanding on the mandatory conversion date; divided by

•	The conversion price in effect on the mandatory conversion date; however, in order to cause this conversion the following must be true:

•	The registration statement must be effective 30 days immediately prior to the mandatory conversion date;

•	Trading in our common stock must not have been suspended by the OTC Bulletin Board or other relevant exchange;

•	No event of default must have occurred and be continuing;

•	This mandatory conversion must not violate the note provisions regarding the ownership cap as described below, and

•	We must not be in possession of any material non-public information. The mandatory conversion date will be extended during the time of occurrence of a triggering event as described below.

If, because the registration statement has not been filed or its effectiveness has been suspended, a holder is unable to trade any of our common stock, the holder will have the option, within 10 trading days after the expiration of such black-out period, of using the conversion price applicable on such conversion date or any conversion price selected by the holder that would have been applicable if the conversion date had been at an earlier time during such black-out period or within the 10 trading days after that period.

In order to make the holder whole from any economic loss resulting in our failure timely to deliver the conversion securities, we have agreed in such event to pay to the holder in cash, and as liquidated damages, an amount per trading day for each trading day until the shares are delivered, along with interest on such amount at a rate of 10% per annum, equal to the greater of:

•
(a) 1% of the principal amount of the notes requested to be converted for the first 5 trading days after the delivery date; and (b) 2% of the principal amount of the notes requested to be converted for each trading day after that; and

•	$2,000 per day.

In addition, if we fail to deliver certificates representing the convertible securities on or before the delivery date and if after that date the holder is required by its broker to purchase shares of our common stock to deliver in satisfaction of a sale by the holder of the convertible securities which the holder expected to receive upon proper conversion, or a buy-in, then we must:  pay in cash to the holder the amount which such holder had to come out of pocket to cover the open market purchase in excess of the price at which the sell order giving rise to such purchase obligation was executed.

Limitation of Beneficial Ownership of Our Shares

Subject to waiver by the holder under certain circumstances upon 61 days notice to us, the holder may not convert all or any portion of the notes if the number of shares of convertible securities, when combined with all other shares of our common stock held by the holder:  (i) would result in the holder beneficially owning more than 4.9% of all of our common stock then outstanding; or (ii) would result in the holder beneficially owning  more than 9.9% of all of our common stock then outstanding.
Conversion Price Adjustments

The conversion price under the notes is subject to adjustment from time to time to reflect:

•	Stock splits and combinations;

•	Certain dividends and distributions;

•	Reclassifications; exchanges or substitutions;

•	Reorganizations, mergers, sales of assets;

•	Issuances of additional shares of common stock (on a full-ratchet anti-dilution basis); and

•	Issuances of common stock equivalents.

In the event of an issuance of additional shares of common stock, or an issuance of common stock equivalents, a “full ratchet” adjustment will be made to the conversion price.  This means effectively that the conversion price will be reduced to the consideration per share paid for the additional shares of common stock in question.

We are not obligated to make any adjustments to the conversion price in connection with:

•	Securities issued other than for cash in connection with a merger or acquisition;

•	Securities issued pursuant to conversion or exercise of securities outstanding prior to the date of the notes and the warrants;

•	Shares of our common stock issuable upon exercise of the warrants;

•	Securities issued in connection with strategic license or partnering agreements;

•	Shares of our common stock issued in connection with our stock option plans or employee stock purchase plans;

•	Warrants issued to the placement agent for the offering;

•	Shares of our common stock issued in connection with consulting or advisory services; and

•	The payment of any principal in shares of our common stock pursuant to the notes.

Prepayment

The notes require several types of prepayment provisions, which reference the two following terms:  major transaction and triggering event.  The notes define a major transaction as:

•	Our merger or consolidation with or into another entity involving a change of control;

•	Our sale or transfer of more than 50% of our assets; or

•	The closing of a tender offer for more than 50% of the outstanding shares of our common stock.

•	The notes include the following in the definition of a triggering event:

•
The effectiveness of the registration statement for the common stock issued on conversion of the notes lapses for any reason or it is unavailable for the resale of our common stock for a period of 20 consecutive trading days;

•	The suspension from listing of our common stock on the OTC Bulletin Board or any other exchange for a period of 5 trading days;

•	Our notice to any holder of our inability or intention not to comply with requests for conversion;

•	Our failure to comply with a holder’s conversion notice within 10 business days of our receipt of it;

•	Our deregistration of our common stock;

•	Our completion of a “going private” transaction as a result of which our common stock is no longer registered under the exchange act; or

•	Our breach of any of our representations, warranties and covenants made in the Purchase Agreement, the notes or any ancillary documents.

On the occurrence of an event of default, the holder has the right to require us to prepay in cash all or a portion of the notes at a price equal to 120% of the principal amount of the notes at the time of the request.  Simultaneously with the occurrence of a major transaction, the holder has the right to require us to prepay all or a portion  of the holder’s notes at a price equal to 100% of the principal amount of the notes.

For purposes of the prepayment option upon a triggering event, the term volume the weighted average price means for any date the daily volume weighted average price of our common stock for such date on the OTC Bulletin Board; or the “Pink Sheets”, or as determined by an independent appraisal if the stock is not then traded on one of the markets.  After a triggering event occurs, the holder has the right to require us to prepay all or a portion of the notes in cash at a price equal to the sum of:

•	The greater of:

•	125% of the principal amount of the notes; and

•
If the holder cannot get the benefit of its conversion rights and the ability to effect the resale of shares of our common stock issuable upon conversion, the aggregate principal amount of the notes divided by the conversion price on:

•	The date the prepayment price is demanded or due; or

•	The date the prepayment price is paid in full, whichever is less, multiplied by the volume the weighted average price on:

•	The date the prepayment price is demanded or otherwise due; or

•	The date the prepayment price is paid in full, whichever is greater; and

•	All other costs or expenses due in respect of the notes and the other transaction documents.

No sooner than 15 days nor later than 10 days prior to the completion of a major transaction we must deliver notice of it to the holder.  At any time after receipt of such notice, the holder may require us to prepay the notes immediately.  Within 1 business day after the occurrence of a triggering event, we must deliver notice of it to the holder.  At any time after the earlier of:

•	The holder’s receipt of our notice; or

•
The holder’s becoming aware of a triggering event, the holder may require us to prepay all of the notes on a pro rata basis.  We must deliver the prepayment price related to a triggering event within 5 business days after we receive notice of this requirement from the holder; and we must deliver the prepayment price related to a major transaction immediately prior to the consummation of the major transaction.  However, if we are unable to prepay all of the notes to be so prepaid, we must pay an amount to each holder equal to the holder’s pro rata amount of all notes being prepaid.

If we fail to prepay all of the notes submitted for prepayment, we have to pay interest on the prepayment price at the rate of 2% per month until paid in full.  Until paid in full the holder may, in place of prepayment, require us to return to the holder all of the notes submitted for prepayment.  We must return the notes and the conversion price of the returned notes must be adjusted to the lesser of:

•	The conversion price in effect on the date on which the holder sends notice to us that it chooses in lieu of prepayment to have the notes returned; and

•
The lowest closing bid price during the period beginning on the date on which we deliver notice of the prepayment option as it related to a major transaction or a triggering event and ending on the date on which the holder delivers notice to us of its choice, in lieu of prepayment, to have us return to the holder all of the notes.

If, on our receipt of a request for conversion of the notes we are unable to issue shares of our common stock registered for resale, either because we does not have sufficient authorized shares of our common stock or because we are otherwise prohibited by law from doing so, then we must issue as many shares of our common stock as we are able to in compliance with the holder’s request and, with regard to the unconverted portion of the notes, the holder may choose to:

•	Require us to prepay that portion of the notes we are unable to convert at the triggering event prepayment price, or the mandatory prepayment price;

•	If we are unable to issue registered shares of common stock because we are prohibited by law, require us to issue restricted shares of common stock;

•	Void the holder’s notice of request for conversion and force us to return the notes that were to be converted; or

•	Exercise its buy-in rights as described.

If the holder chooses to have its notes prepaid using the mandatory prepayment price, we must pay the mandatory prepayment price within 30 days of our receipt of the holder’s notice in response to our notice to the holder of our inability to convert the note, unless we have prior to this delivered notice that the event resulting in the mandatory prepayment price has been cured.  If we fail to pay the mandatory prepayment price 1 business day after we receive notice from the holder of this election, we must pay interest on the unpaid amount at the rate of 2% per month until paid in full.

The Original Issue Discount Notes

The original issue discount notes are substantially the same in form and effect as the Series A Notes.  The occurrence of an event of default under the Series A Notes constitutes an event of default under the OID Notes; and the occurrence of an event of default under the original issue discount notes constitutes an event of default under the Series A notes.  The initial conversion price of $0.20 is the same for each of the Series A Notes and the original issue discount notes and the original issue discount notes are subject to the same adjustment provisions as apply to the Series A notes.  The same prepayment provisions apply to both the Series A Notes and the OID Notes.  As with the Series A Note holders, no holder of OID Notes will have any rights as one of our stockholders prior to the conversion of our OID Notes.

The Warrants

The Series A -7 Warrants and Series A-7 Placement Agent Warrant

The Series A-7 warrants represent seven-year warrants to purchase shares of our common stock at the holder’s option equal to 75% of the number of shares of our common stock issuable upon conversion of the purchaser’s Series A Note (an aggregate of 18,750,000 shares) at an original exercise price per share equal to $0.40.

The Series A-7 placement agent warrants represent five-year warrants to purchase shares of our common stock at the holder’s option equal to 10% of the number of Series A-7 warrants issued (approximately 1.9 million shares in the aggregate) at an original exercise price per share equal to $0.40.

Warrant Exercise

Warrant stock refers to our common stock issuable upon exercise of the Series A-7 warrant or any of the other warrants.  Payment of the exercise price may be made to us by:

•	Certified check;

•	“Cashless exercise,” but here only when there is no registration statement in effect for the warrant stock; or

•	A combination of (i) and (ii) above.

A cashless exercise is only available beginning one (1) year after the original issue date of the Series A-7 warrant and if (i) the per share market value of a share of our common stock (either the volume the weighted average price or the fair market value as determined by an independent appraiser) is greater than the warrant price; and (ii) a registration statement for the warrant stock is not then in effect.  In a cashless exercise, the warrant holder merely presents the warrant to us without tendering cash and we issue to it a number of shares of our common stock equal to the difference between (i) the number of shares of our common stock purchasable on exercise of all of the warrants so exercised, and (ii) the product of:  (a) the warrant price; times (b) the number of shares of our common stock purchasable on exercise of all of such warrants; divided by:  (iii) the per share market value of one share of our common stock.

If the warrant holder exercises the Series A-7 warrant, we have 3 trading days, or the delivery date, in which to issue to it certificates for shares of the warrant stock; or to deliver to the Depository Trust Company on the warrant holder’s account.  If we fail to deliver the certificates on or before the delivery date and the warrant holder is required by its broker to purchase shares of our common stock on the open market to deliver in satisfaction of a sale of the warrant holder’s warrant stock, or a warrant buy-in, then we must:

•
Pay cash to the warrant holder in the amount by which:  (a) the warrant holder’s total purchase price exceeds:  (b) the amount obtained by multiplying:  (x) the number of shares of warrant stock we are required to deliver to the warrant holder; times (y) the price at which the sell order was executed; and

•
Either reinstate the portion of the Series A-7 warrant for which exercise was not honored or deliver to the warrant holder the number of shares of our common stock that we would have issued if we had timely complied.

Adjustment of Warrant Price

The warrant price of the Series A-7 warrant is subject to adjustment from time to time to reflect:

•	Recapitalizations, reorganizations, mergers;

•	Stock dividends, subdivisions and combinations;

•	Certain other distributions;

•	Issuances of additional shares of common stock (on a full-ratchet anti-dilution basis); and

•	Issuances of common stock equivalents.

In the event of an issuance of additional shares of common stock, or an issuance of common stock equivalents, a “full ratchet” adjustment will be made to the warrant price.  This means effectively that the warrant price will be reduced to the consideration per share for the additional shares of common stock in question.

Limitation of Beneficial Ownership of Our Shares

Subject to the warrant holder’s right to waive these provisions in certain circumstances upon 61 days notice to us, at no time may a warrant holder exercise the warrant if the number of shares of our common stock issued pursuant to the exercise would exceed, when aggregated with all of the other shares of our common stock  held by the warrant holder the number of shares which would result in the warrant holder beneficially owning greater than:  (i) 4.9% of the then outstanding shares of our common stock; or (ii) 9.9% of the then outstanding shares of our common stock.

The Call

We are entitled under the warrant, at any time following the original issue date of the warrant, to call up to 100% of the warrant then outstanding by providing the warrant holder with a call notice; however, the following must be true in order to effect such a call:

•
The per share market value of our common stock must be greater than $1.00 per share for 10 consecutive trading days immediately prior to the date of the call notice; and the average daily trading volume during this period must exceed 500,000 shares of our common stock;

•
A registration statement under the Securities Act of 1933 which provides for the resale of the warrant stock and the common stock issuable upon the conversion of the notes must be effective without lapse for 60 consecutive calendar days;

•	Trading in our common stock must not have been suspended by the SEC or any relevant securities exchange;

•	We must be in material compliance with the terms of the warrant; and

•	We must not be in possession of any material non-public information.

In order to effect the call, this registration statement must be effective from the date of delivery of the call notice until the date which is the later of:  (i) the date the warrant holder exercises the warrant pursuant to the call notice; and (ii) the 20th day after the warrant holder receives the call notice, or the early termination date.  Our rights with respect to the warrant stock subject to the call notice will expire on the early termination date if the warrant is not exercised prior to the early termination date.  If the warrant is not exercised with regard to the called warrant stock, we must remit to the warrant holder:  (i) $.001 per share of called warrant stock; and (ii) a new warrant representing the number of shares of warrant stock, if any, which is not subject to the call notice.

The Series B-4 Warrants and Series B-4 Placement Agent Warrants

The Series B-4 warrants represent rights to purchase shares of our common stock equal to 50% of the number of conversion shares issuable upon the conversion of the purchaser’s Series A note on the date of issuance of that note (an aggregate of 12,500,000 shares) at an original exercise price per share equal to $0.90 for a term of four years following the effective date of the registration statement providing for the resale of the conversion shares and the shares of our common stock issuable upon exercise of this warrant.

The Series B-4 placement agent warrants represent five-year warrants to purchase shares of our common stock at the holder’s option equal to 10% of the number of Series B-4 warrants issued (approximately 1.3 million shares in the aggregate) at an original exercise price per share equal to $0.90.

This warrant is substantially similar in form and effect to the Series A-7 warrant, except as set forth in the preceding paragraph and except that in order to effect a call notice under the Series B-4 warrant, the per share market value of our common stock must be greater than $1.26 per share for the 10 consecutive trading days prior to the call notice and the average daily trading volume during this time period must exceed only 250,000 shares of our common stock.

The Series C-3 Warrants

The Series C-3 warrants represent rights to purchase shares of our common stock equal to 100% of the number of conversion shares issuable upon the conversion of the purchaser’s Series A note on the date of issuance of that note (an aggregate of 25,000,000 shares) at an original exercise price per share equal to $0.21 on the date of closing of the Purchase Agreement and for a term of three years following that closing date.

The Series C-3 warrants are substantially similar in form and effect to the Series A-7 warrants, except as set forth in the preceding paragraph and except that we have no rights to call the Series C-3 warrant under any circumstances.

The Series D-1 Warrants and Series D-1 Placement Agent Warrants

The Series D-1 warrants are callable only by us requiring the holders of these warrants to purchase shares of our common stock equal to 70% of the number of conversion shares issuable upon conversion of the purchaser’s Series A note on the date of issuance of the note (an aggregate of 17,500,000 shares) at an exercise price per share equal to the lesser of:  (a) $0.35 and (b) 90% of the average of the 5-day volume the weighted average price of our common stock immediately preceding the call notice under the Series D-1 warrants and for a term of 18 months following the date the SEC declares effective the registration statement registering for resale the shares of our common stock issuable upon the exercise of the Series D-1 warrants.  The holders have no rights to exercise the D-1 warrants.

The Series D-1 placement agent warrants represent five-year warrants to purchase shares of our common stock at the holder’s option equal to 10% of the number of Series D-1 warrants issued (approximately 1.8 million shares in the aggregate) at an exercise price per share equal to the lesser of:  (a) $0.35 and (b) 90% of the average of the 5-day volume weighted average price of our common stock immediately preceding the exercise notice. The Series D-1 placement agent warrants are substantially similar in form and effect to the series A-7 warrants

The Series D-1 warrants are substantially similar in form and effect to the Series A-7 warrants, except as set forth in the preceding paragraph and except as set forth as follows:

•	The Series D-1 warrants provide no “cashless exercise” alternative for their exercise;

•	There are no adjustments to be made to the warrant price in the event of the issuance of additional shares of common stock or common stock equivalents; and

•	The provisions relating to the call and the call notice for the Series D-1 warrants are different from the parallel provisions of the Series A-7 warrants in that:

•
In order to effect a call notice under the Series D-1 warrants, the per share market value of our common stock must be greater than $1.53 for the 10 consecutive trading days prior to the delivery of the call notice and the average daily trading volume during this time period must exceed $100,000 per day for 20 trading days out of the 30 prior trading days; and

•
As an additional requirement in order for us to issue a call notice, at least 60% of the proceeds from the exercise of the Series D-1 warrants must be applied to: (w) make a strategic acquisition which has been approved by our board of directors; (x) enter into a strategic joint venture; (y) effect an acquisition of product inventory to fulfill large customer orders in excess of 1,500 mobile units; or (z) move an appropriate level of business and operating off-shore to develop a more efficient cost and production structure.

•	10% Placement Agent Warrants

The 10% placement agent warrants represent five-year warrants to purchase shares of our common stock equal to equal to 10% of the number of shares of common stock issuable to the note holders upon conversion of theirs notes (approximately 2.5 million shares in the aggregate) at an exercise price per share equal to $0.20.

The Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement, we have entered into a Registration Rights Agreement with the purchasers dated as of February 23, 2006 (the “Registration Rights Agreement”).  The primary purpose of this Registration Rights Agreement is to obligate us to effect resale registrations of the shares of our common stock contemplated to be issued by us pursuant to the Purchase Agreement.

Nature and Timing of Filings

On or prior to April 10, 2006, or the filing date, which is 45 days from the closing date under the Purchase Agreement, we agreed pursuant to the Registration Rights Agreement to prepare and file with the SEC a “resale” registration statement on Form SB-2 providing for the resale on a continuous basis pursuant to Rule 415 of all of the shares of our common stock issuable upon the conversion or repayment of the notes. (the “Note Registerable Securities”).  Under this registration statement, we are not allowed to permit any securities other than the following to be included in this registration statement:  (i) the Note Registerable Securities; (ii) shares of our common stock issuable upon the exercise of warrants issuable to our placement agent for the offering; (iii) shares of our common stock acquired by SDS Capital Group SPC, Ltd. pursuant to the conversion of our Series B convertible preferred stock and related stock warrants; and (iv) 1,000,000 shares of our common stock issued to Saffron Capital Management LLC pursuant to our consulting agreement with it.

We were obligated to use our best efforts to cause this registration statement to be declared effective under the securities act on or prior to the effectiveness date, which is the earlier of (i) May 25, 2006 or June 26, 2006 if the this registration statement receives a full review from the SEC; or (ii) within 3 business days of the date on which the SEC informs us that:  (a) it will not review the this registration statement; or (b) we may request the acceleration of the effectiveness of this registration statement and the Company make such a request.  We are obligated to keep this registration statement continuously effective until the date that is the earlier of:

•	The date when all of the registered under this registration statement have been sold; or

•	The date on which the note registerable securities can be sold without restriction under Rule 144(k), or the effectiveness period.

We filed a registration statement on April 10, 2006 that went effective April 29, 2006 covering the Note Registerable Securities.

We were also obligated to file a second registration statement within 15 days of obtaining approval of our stockholders to amend the our Certificate of Incorporation to increase our authorized shares of common stock.  We obtained stockholder approval on May 9, 2006 to increase authorized shares or our common stock from 50 million shares to 230 million shares.  Although we were obligated to file second registration statement by May 24, 2006, we have not received all consents from the selling stockholders needed to file such registration statement as of July 17, 2006. Accordingly, we intend to file a second registration statement on Form SB-2 providing for the resale of all of the shares of our common stock issuable upon exercise of the warrants issued in connection with the notes (the “Warrant Registerable Securities”) once we receive all consents required from the selling stockholders.  This registration statement may not be used for the registration of any securities other than:  (i) the Warrant Registerable Securities; (ii) the placement agent securities; (iii) the SDS Capital Group SPC, Ltd. securities; and (iv) the Saffron Capital Management LLC securities.

We are obligated to use our best efforts to cause this registration statement to be declared effective under the Securities Act on or prior to the warrant effectiveness date, which means the earlier of:  (i) the 90th day following the date this registration statement was filed with the SEC or the 120th day following such filing date if this registration statement receives a full review from the SEC; or (ii) within 3 business days of the date on which the SEC informs us that:  (a) the SEC will not review this registration statement; or (b) we may request the acceleration of the effectiveness of this registration statement and we make such a request.  We are obligated to keep this registration statement continuously effective until the date that is the earlier of:  (x) the date when all of the Warrant Registerable Securities registered under this registration statement have been sold; or (y) the date on which the Warrant Registerable Securities can be sold without registration under Rule 144(k), or the warrant effectiveness period.

Registration Procedures

Under either registration statement, if at any time an additional registration statement is required because the number of shares of our common stock, combined with the actual number of shares of our common stock into which the notes are convertible and the warrants are exercisable exceeds the number of shares of registerable securities remaining under both registration statements, then we have 20 business days to file this additional registration statement. We would then have 90 days after filing to cause this additional registration statement to be declared effective by the SEC.  Each of the parties have granted customary indemnification rights to the other parties to the registration rights agreement.

Liquidated Damages

We are subject to the payment of liquidated damages to each holder equal to 1.5% of the holder’s initial investment in the notes for each month following the “event date” associated with each of the following events until such event is cured:

•	if the registration statements are not filed by the time periods set forth in the Registration Rights Agreement;

•	if the registration statements are not declared effective by the time periods set forth in the Registration Rights Agreement;

•	if we fail to file a request for acceleration promptly as provided in the Registration Rights Agreement;

•	if a registration statement is filed and declared effective by the SEC but later ceases to be effective (subject to limited black-out period exceptions);

•	if we breach certain provisions of the Registration Rights Agreement which permit us to postpone the effectiveness of a registration statement; and

•	if trading in our common stock is suspended or if our common stock is delisted from the OTC Bulletin Board.

We currently are not in compliance with certain of our obligations relating to our series A senior secured convertible notes, including our failure to maintain sufficient authorized shares to permit conversion of the notes and our failure to register the resale of the shares of common stock issuable upon conversion of the notes.  As of August 31, 2006, we have obtained waivers of compliance of these obligations from all of the note holders, other than one holder of $100,000 principal amount of the notes.

Accounting for Series A Notes and Warrant Purchase Agreement

The gross proceeds from the issuance and the Series A convertible Notes and the OID Notes was $5,750,000 which included the tendering of 50 shares of Series B convertible preferred stock at a face value of $500,000.  The carrying value of this Series B convertible preferred stock was $404,000.  The Series B convertible preferred stock had a market value approximately $65,000 and the convertible Notes issued had a fair value of $500,000; thus, we recorded a loss on redemption in February, 2006 of approximately $435,000.  The loss is considered a deemed dividend and included in determining net loss attributable to common stockholders.

In connection with the convertible Notes and OID Notes, we issued warrants to the Note holders to purchase approximately 56.3 million shares of our common stock at exercise prices noted above. The fair value of the warrants was estimated to be approximately $7.9 million using the Black-Scholes pricing model. The fair value of the warrants allocated to the warrants on a relative fair value basis was determined to be approximately $3.3 million and was recorded as additional paid-in-capital and a debt discount.  The debt discount will be amortized to interest expense over the terms of the notes.  During the fiscal year ended August 31, 2006, approximately $832,000 of the debt discount was amortized to interest expense.

Additionally, the Notes and OID Notes were considered to have a beneficial conversion feature because they permitted the holders to convert their interest in the Notes and OID Notes into shares of our common stock at a deemed effective fair value conversion price of $0.08 per share, which on the date of issuance, was lower than the price of our common stock of $0.21 per share. The total amount of the beneficial conversion feature was approximately $3.6 million.  Because the beneficial conversion feature cannot exceed the relative fair market value of the convertible Notes and OID Notes, we recorded a limited beneficial conversion feature of approximately $2.4 million. This amount was recorded as an additional paid-in-capital and will be amortized to interest expense from the date of issuance to the earlier of the maturity of the Notes or to the date of the conversion.  During the fiscal year ended August 31, 2006, approximately $606,000 of the beneficial conversion feature was amortized to interest expense.

We recorded approximately $750,000 and $870,000 as deferred financing fees representing the amount of the original issue discount financed and transaction costs, respectively.  We also recorded approximately $1.5 million as deferred financing fees for the fair value of the placement agent warrants which were valued using the Black-Scholes pricing model.  The deferred financing fees will be amortized to interest expense from the date of the Notes to the earlier of the maturity of the Notes or the date of conversion.  During the fiscal year ended August 31, 2006, approximately $784,000 of the deferred financing fee was amortized to interest expense. The net cash proceeds received by us after deducting broker’s fees but before payment of legal and other professional fees was approximately $4.1 million.

11.                   COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

We lease certain office facilities and equipment under non-cancelable operating leases, with expirations through August 2008.  The future minimum lease payments associated with such leases for the fiscal years ending August 31 are as follows (in thousands).

2007	$139
2008	13
$152

During the year ended August 31, 2006 and 2005, total rent charged to operating expenses was approximately $256,000 and $367,000, respectively.

  Product Warranty Guarantees

We provide a limited warranty on all REDIview product sales, at no additional cost to the customer that provides for replacement of defective parts for one year after the product is sold.  We provide a limited warranty on all VMI product sales, at no additional cost to the customer that provides for replacement of defective parts during the contract term, typically ranging from one to five years. We have established an estimated liability for expected future warranty commitments based on a review of historical warranty expenditures associated with these products and other similar products.  Changes in our product warranty liability, which is included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the accompanying Consolidated Balance Sheets, are summarized below (in thousands).

	Fiscal Years Ended
	August 31,
	2006	2005
Warranty product liability at beginning of period	$210	$375
Accruals for product warranties issued	117	28
Product replacements	(252)	(348)
Adjustments to pre-existing warranty estimates	74	155
Warranty product liability at end of period	$149	$210

    The long-term portion of the warranty product liability at August 31, 2006 and 2005 was approximately $-0- and $50,000, respectively.

  Retirement Plan

The Company sponsors a 401(k) Retirement Investment Profit-Sharing Plan (the “Retirement Plan”) covering substantially all employees.  In order to attract and retain employees, during 2000, the Company amended the Retirement Plan to include a mandatory employer matching.  Matching contributions during the fiscal years ended August 31, 2006 and 2005 were approximately $23,000 and $103,000 respectively.

  Other Purchase Commitments

As of August 31, 2006, we had approximately $1,051,000 in primarily inventory-related purchase commitments.

Litigation

On October 13, 2006, we entered into a Memorandum of Understanding with @Road, Inc. with respect to a settlement of a lawsuit brought by @Road, Inc. on August 10, 2005 alleging intentional interference with prospective economic advantage against us (@Road, Inc. v. Kierston Dowd, et al., Stanislaus County Superior Court).  Under the Memorandum of Understanding, @Road agreed to dismiss their lawsuit with prejudice in exchange for a payment from us of the sum of $250,000, payable in 24 equal monthly installments beginning  January 1, 2007 (subject to acceleration upon certain change of control and financing transactions) and accruing interest at the rate of 8% per annum.  The settlement is subject to the approval of our Board of Directors and execution of a final settlement agreement and general release.  This amount has been recorded as a liability at August 31, 2006.

We are aware of a potential claim involving us and our prior inventory vendor.  This claim has not been asserted, but we have discussed the possibility of a dispute arising out of disposition of inventory manufactured by this vendor.  We do not believe we are liable for future inventory purchases from this vendor and several months ago expressed our position to them.  However, should this vendor be successful in asserting a claim, it may have a material adverse affect to our financial position, operating results and cash flows.

We are subject to legal proceedings and claims that arise in the ordinary course of business.  We do not believe that any claims other than those described above exist where the outcome of such matters would have a material adverse affect on our consolidated financial position, operating results or cash flows.  However, there can be no assurance such legal proceedings will not have a material impact on future results.

12.           RELATED PARTY TRANSACTIONS

  HFS Note Payable

As described in Note 8, on July 20, 2004, we entered into and consummated the Third Amended Letter Agreement with HFS issuing a $2.0 million convertible promissory note to HFS with the principal balance being due 36 months from the date of funding, with an annual interest rate of 12 percent.  Upon issuance of the Note, HFS provided the $2 million funding to us less a commission in the amount of $80,000 representing four percent (4%) of the loan proceeds.   Accordingly, Stephen CuUnjieng, the President of HFS, was appointed to our Board of Directors effective July 13, 2004.  Mr. CuUnjieng was employed by us as Director of Strategic Finance from January 30, 2004 until December 31, 2004 to assist us with further fund raising. On January 4, 2006, we appointed Dennis Ackerman to serve as the HFS-designee member of our Board of Directors.  Mr. Ackerman currently serves as a director of HFS Capital Private Equity Fund LLC, the Managing Member of HFS.  Mr. Ackerman is deemed to beneficially own 689,655 shares of common stock issuable upon conversion of the HFS note.

13.           SEGMENT REPORTING

Our reportable segments offer different products and/or services.  Each segment also requires different technology and marketing strategies.  Our two reportable segments are VMI and Network Service Center Systems (“NSC Systems”), including our REDIview products and services.

VMI is designed to maximize the productivity of a mobile workforce as well as reduce vehicle mileage and fuel related expenses.  The VMI technology consists of: (i) a data control unit that continually monitors and records a vehicle’s position, speed and distance traveled; (ii) a command and control center which receives and stores in a database information downloaded from the DCU’s; and (iii) software used for communication, messaging and detailed reporting.  VMI uses the satellite-based global positioning system to acquire a vehicle location on a minute-by-minute basis and a global system for mobile communications based cellular network to transmit data between the DCU’s and the CCC.  The VMI application is targeted to small and medium-sized fleets in the metro marketplace.

We commercially launched our latest product offering, REDIview, during January of 2005.  REDIview is an Internet and service bureau-based software application that provides an extensive array of real-time and accurate mapping, trip replay, and vehicle activity reports.  REDIview includes a series of exception-based reports designed to highlight inefficiencies in the operations of a vehicle fleet.  Utilizing GPRS technology and our proven, high-capacity network service center, customers may access their information securely through the Internet from any personal computer or certain other devices.  REDIview incorporates technologies that allow for fast and effective integration into legacy applications operated by companies with vehicle fleets and mobile workers.  This design allows companies to easily extend their existing supply chain management systems to the mobile workforce for transaction processing and customer fulfillment.  REDIview was also designed to be hardware and network agnostic to provide the maximum flexibility in designing solutions that best fit the customer’s specific needs.

Historically, through our NSC Systems segment, we provided long-haul trucking companies with a comprehensive package of mobile communications and management information services, thereby enabling its trucking customers to effectively monitor the operations and improve the performance of their fleets.  The initial product application was customized and has been sold to and installed in the service vehicle fleets of the member companies of SBC Communications, Inc., pursuant to the Service Vehicle Contract.  SBC selected an alternative vendor to supply its next generation AVL product, and, as of December 31, 2005, had deactivated all of its subscriber units.

Operating expenses are allocated to each segment based on management’s estimate of the utilization of financial resources by each segment.   Goodwill is allocated solely to the NSC Systems segment.  The following tables set forth segment financial information (in thousands):

As of and for the Year Ended August 31, 2006
	NSC Systems	VMI	Consolidated
Revenues	$3,815	$2,091	$5,906
Operating loss	(15,712)	(358)	(16,070)
Interest expense	(2,524)	-	(2,524)
Interest income	64	46	110
Depreciation and amortization	(1,691)	(291)	(1,982)
Goodwill impairment	(7,725)	-	(7,725)
Impairment loss on license right	-	(237)	(237)
Legal settlement	(250)	-	(250)
Net loss	(17,810)	(345)	(18,155)
Total assets	11,066	92	11,158
Capital expenditures	352	-	352

	As of and For the Year Ended August 31, 2005
			Reorganization
	NSC Systems	VMI	Items	Consolidated
Revenues	$12,593	$3,779	$-	$16,372
Operating loss	(13,928)	(1,292)	-	(15,220)
Interest expense	(390)	-	-	(390)
Interest income	31	222	-	253
Depreciation and amortization	(2,194)	(506)	-	(2,700)
Impairment loss on license right	-	(201)	-	(201)
Goodwill impairment	(9,604)	-	-	(9,604)
Net loss	(14,435)	(1,206)	(22)	(15,663)
Total assets	19,175	2,531		21,706
Capital expenditures	913	49		962

14.	SUBSEQUENT EVENTS

Series B Note Financing

On November 30, 2006, we entered into a Note and Warrant Purchase Agreement with Bounce Mobile Systems, Inc. (“BMSI”) and other accredited investors.  Pursuant to the Note and Warrant Purchase Agreement, we will receive up to $1,754,000 in gross proceeds (of which BMSI has committed to provide $1,200,000) from the sale of up to (i) $1,754,000 principal amount of our series B subordinated secured convertible promissory notes (“Series B Notes’), (ii) $701,600 principal amount of our original issue discount series B subordinated secured convertible promissory notes (“Series B OID Notes”), (iii) our series E-7 warrants (“E-7 Warrants”) to purchase 82,218,750 shares of our common stock and (iv) our series F-4 warrants (“F-4 Warrants”) to purchase 82,218,750  shares of our common stock.

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The Series B Notes and the Series B OID Notes are secured by all of our assets, subject to existing liens, are due December 4, 2009 and begin amortization of principal (in nine quarterly installments) on August 1, 2007.  We may make principal installment payments in cash or in registered shares of our common stock. If paid in common stock, certain conditions must be satisfied, and the number of registered shares to be paid to the holder must be an amount equal to the principal installment amount divided by the greater of (i) $0.02 and (ii) 90% of the average of the volume weighted average trading prices of the common stock for the ten trading days immediately preceding the principal payment.  The Series B Notes and Series B OID Notes are convertible into our common stock at an initial conversion price of $0.016 per share, subject to reduction if we fail to achieve specified financial and operating milestones and subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.

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The E-7 Warrants have an exercise price of $0.02 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The E-7 Warrants are exercisable for a seven-year period from the date of issuance.

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The F-4 Warrants have an exercise price of $0.03 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents. The F-4 Warrants are exercisable for a four-year period beginning on the date a resale registration statement for the shares underlying the warrants is declared effective by the Securities and Exchange Commission.

The private placement is structured to occur in four closings, each providing $438,500 in gross proceeds to us.  The first closing occurred on December 4, 2005.  The second closing occurred on January 10, 2007 after we filed a preliminary proxy statement on December 27, 2006 with the Securities and Exchange Commission with respect to stockholder approval of an increase in the number of our authorized shares of common stock to 575,000,000 and a one-for-fifty reverse stock split of our common stock.   The third closing will occur within five business days after the date that we file an amendment to our Certificate of Incorporation making effective the increase in number of authorized shares and the reverse stock split. The fourth closing will occur within five business days after the date that an initial resale registration statement for the shares underlying the notes and warrants issued in the private placement is declared effective by the Securities and Exchange Commission.  Each closing is subject to certain other conditions being satisfied, including (i) our representations and warranties in the agreement being true and correct in all material respects as of each closing date, (ii) our having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the agreement to be performed, satisfied or complied with by us at or prior to each closing date, and (iii) no material adverse effect on the business, operations, properties, prospects, or financial condition of us and our subsidiaries having occurred.

As a result of the private placement and pursuant to the terms of "most favored nations" rights granted to investors in our February 2006 private placement of our Series A Notes, we issued to certain of our February 2006 private placement investors, in exchange for $1,652,111 principal amount of the Series A Notes, an additional (i) $1,784,111 principal amount of Series B Notes, (ii) $713,644 principal amount of Series B OID Notes, (iii) E-7 Warrants to purchase 83,690,203 shares of our common stock and (iv) F-4 Warrants to purchase 83,690,203 shares of our common stock.  We will receive no additional proceeds from the exchange.

In connection with the private placement, we agreed to pay to the placement agent for the transaction consideration consisting of (a) a cash sales commission of $150,480, (b) warrants to purchase 23,021,250 shares of common stock, with each warrant having an exercise price of $0.016 per share and being exercisable for ten years, (c) E-7 Warrants to purchase 12,332,813 shares of common stock, and (d) F-4 Warrants to purchase 12,332,813 shares of common stock. We also agreed to pay legal fees in the amount of $35,000 to legal counsel for the investors in the private placement.

The issuance of the Series B Notes triggered anti-dilution adjustments to the conversion price of our Series A Notes and the exercise price of the common stock purchase warrants issued in connection with the Series A Notes as follows:  (a) the conversion price of the Series A Notes changed from $0.20 to $0.016 per share, (b) the exercise price of our Series A-7 warrants changed from $0.40 to $0.016 per share, (c) the exercise price of our Series B-4 warrants changed from $0.90 to $0.016, and (d) the exercise price of our Series C-3 warrants changed from $0.21 to $0.016 per share. In addition, the transaction triggered an anti-dilution adjustment to certain warrants issued to SDS in September 2005 in connection with the Series B preferred stock transaction, by changing the exercise price from $1.75 to $0.0966 per share and increasing the number of shares of common stock for which the warrants can be exercised from 750,000 to 12,683,191.

BounceGPS Acquisition

On November 30, 2006, we entered into a Share Exchange Agreement with BMSI. Pursuant to the Share Exchange Agreement, we agreed to acquire from BMSI 100% of the capital stock of BounceGPS, Inc., a provider of mobile asset management solutions, in exchange for:

•	5,000 shares of our newly authorized series C convertible preferred stock

•	A Series B Note in the principal amount of $660,000

•	A Series B OID Note in the principal amount of $264,000

•	An E-7 Warrant to purchase 30,937,500 shares of common stock

•	A F-4 Warrant to purchase 30,937,500 shares of common stock

As part of the acquisition of BounceGPS, Inc., we acquired approximately 600 mobile subscribers, executive management and marketing expertise.  Total assets acquired were approximately $380,000, consisting primarily of inventory and other current assets in the amount of $149,000, and $231,000 in fixed and other assets.  Total liabilities acquired were approximately $380,000 consisting of accounts payable and other current liabilities of $103,000 and notes payable of $277,000.  We anticipate that cash flows from operations from BounceGPS to be minimal.

The transactions contemplated by the Share Exchange Agreement closed on December 4, 2006.

The series C convertible preferred stock issued under the Share Exchange Agreement has a face amount of $1,000 per share ($5,000,000 in the aggregate), ranks junior to the Company’s series B convertible preferred stock and senior to its common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of the Company, and is entitled to receive cumulative dividends in an amount equal to 8% per year (payable at the election of the holder in cash or additional shares).

The series C convertible preferred stock issued under the Share Exchange Agreement is initially convertible into 51% of the number of our fully diluted shares, as defined to include, without limitation:

•	Shares of common stock outstanding on the date of issuance of the Series C Preferred Stock;

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Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right outstanding on the date of  issuance (including, without limitation, the series C convertible preferred stock, the Company’s series B convertible preferred stock, the Series A Notes, the Series B Notes, the Series B OID Notes, the E-7 Warrants and the F-4 Warrants);

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Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right issued after the issuance date of the series C convertible preferred stock in conversion, exercise or exchange of securities outstanding as of the issuance date or as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or  pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof;

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Shares of common stock issued after the issuance date of the series C convertible preferred stock as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or  pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof; and

•	Shares of common stock authorized for issuance from time to time under the Company’s equity incentive plans.

The series C convertible preferred stock generally has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class. In addition, the holders of a majority of the Series C Preferred Stock, voting as a separate class, have the right to appoint a majority of the members of our Board of Directors (as long as we have not exercised our limited rights to redeem series C convertible preferred stock).

As a result of the Share Exchange Agreement and Note and Warrant Purchase Agreement transactions, BMSI, as the sole holder of our series C convertible preferred stock, currently holds approximately 94.1% of the voting power of our outstanding securities and beneficially owns approximately 94.2% of our common stock (59.8% calculated on a fully diluted basis).

Stock Issuances

Subsequent to August 31, 2006, we issued the following common shares:

· S-8 stock issued for professional fees	21,435,724
· Series A Notes and OID Notes payments	31,742,893
· Series B preferred stock conversion into common stock	516,12